UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
CORE Tax Deeds LLC

Legal status of issuer

> ***Form***
> Limited Liability Company

> ***Jurisdiction of Incorporation/Organization***
> Texas

> ***Date of organization***
> October 16, 2023

Physical address of issuer
143 Woodhaven Drive, Ingleside, TX 78362

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	531,695.23	185,730.00
Cash & Cash Equivalents	38,718.42	1,912.00
Accounts Receivable	0.00	0.00
Short-term Debt	135,631.31	155,455.00
Long-term Debt	0.00	0.00
Revenues/Sales	6,537.48	0.00
Cost of Goods Sold	0.00	0.00
Taxes Paid	405.00	0.00
Net Income	-112,750.49	-118,704.00


April 11, 2026

FORM C-AR

CORE Tax Deeds LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by CORE Tax Deeds LLC , a Texas Limited Liability Company (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.coretaxdeeds.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 11, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

CORE Tax Deeds LLC (the "Company") is a Texas Limited Liability Company, formed on October 16, 2023.

The Company is located at 143 Woodhaven Drive, Ingleside, TX 78362.

The Company's website is http://www.coretaxdeeds.com .

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company was organized as a limited liability company in Texas on October 16, 2023 to operate an ongoing business to evaluate and acquire through county auctions real estate tax deeds primarily in the State of Texas. While the Company's focus will be in Texas, tax deeds may be acquired in other states with a favorable redemption process. These tax deeds will primarily be for non-homestead, often unimproved, properties with minimal maintenance requirements. The Company's ongoing business operation will seek to remove or address any ownership contingencies, such as redemption rights, concerning its inventory of tax deeds, in order to prepare the tax deed properties for sale from inventory in the ordinary course of business. The purpose of the Company's business is not to hold any real estate properties long term for rental income or for long term capital gains, although the same may occur to a limited degree during temporary holding periods between tax deed acquisition and ultimate sale date as removal of ownership contingencies occurs and the assets are prepared for sale from the Company's inventory. In conjunction with our tax deed purchases, we will be actively engaged in discovering surplus overage monies resulting from tax deed sales. Our Company will assist rightful owners in recovering these surplus funds remaining after the auction sale of a property to satisfy delinquent property taxes and associated fees, providing a valuable service within the tax deed investment space. Please note that our assistance in recovering these overages will be conducted for a fee ranging from 20-30% of the total surplus amount and such services will be focused in Texas and other states as determined by the Manager in its discretion.

RISK FACTORS

Risks Related to the Company's Business and Industry

If our Manager fails to attract and retain its key personnel, the Company may not be able to achieve its anticipated level of growth and its business could suffer.

The Company's future depends, in part, on our Manager's ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom could be difficult to replace.

The Company has no operating history for investors to evaluate.

The Company was recently formed and has not generated any revenues and has no operating history upon which prospective Investors may evaluate its performance. No guarantee can be given that the Company will achieve its investment objectives.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Class A Interests.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

The Company likely will not have the opportunity to thoroughly inspect the properties its purchases through the tax deed sales.

Unlike traditional real estate transactions, buyers in tax deed sales often do not have the opportunity to conduct a thorough inspection of the property before acquisition. This lack of inspection can lead to unforeseen challenges, as the actual condition of the property may be unknown. Structural issues, code violations, or environmental hazards may exist, presenting potential financial burdens for the Company. The absence of a comprehensive inspection prior to purchase underscores the importance of conducting thorough due diligence through other means, such as researching public records, obtaining any available property history, and consulting with professionals who specialize in tax deed sales.

The title of a property may have issues, such as unresolved liens or competing claims, which could affect the Company's ownership rights.

Title issues represent a significant concern when engaging in property transactions through tax deed sales. These sales may carry the risk of a clouded title, where the ownership rights are encumbered by unresolved liens, competing claims, or other legal complications. Unlike conventional real estate transactions, tax deed sales may not provide a clear and marketable title, exposing buyers to potential disputes over ownership.

Legal challenges represent a risk for the Company associated with tax deed sales.

These challenges can manifest in various forms, including disputes over the validity of the sale process, allegations of procedural irregularities, or objections to the tax sale itself. Due to the complexity of property laws and the intricacies involved in tax deed sales, legal complications may arise, potentially resulting in protracted disputes that tie up the investment. These challenges may be initiated by former owners, lienholders, or other interested parties seeking to contest the legitimacy of the sale. Navigating through legal proceedings can be time-consuming and costly, impacting the anticipated benefits of acquiring a property through a tax sale.

The marketability of properties acquired through tax deed sales can pose a unique challenge for buyers.

While these sales offer an opportunity to acquire real estate at a lower cost, properties obtained in this manner may face skepticism in the market due to perceived risks associated with their acquisition. Potential buyers may be cautious about a property's condition, title issues, and the absence of a comprehensive inspection before purchase. Stigma attached to tax sales could make it difficult to sell a property at a desirable price or within a reasonable timeframe. Moreover, the limited information available about the property during the sale process may contribute to uncertainties that can deter potential buyers. Successfully navigating the marketability challenge requires proactive measures, such as thorough due diligence, transparent disclosure of known issues, and potentially investing in property improvements to enhance its appeal.

Acquiring properties through tax deed sales can present the potential for unforeseen costs that may significantly impact the overall investment.

One major risk lies in the lack of comprehensive property inspections before purchase, as the Company may be unaware of underlying issues such as structural deficiencies, code violations, or environmental hazards. Addressing these undisclosed problems post-acquisition can lead to substantial unexpected expenses. Additionally, hidden financial liabilities, such as unpaid utility bills, may emerge, becoming the responsibility of the new owner. Furthermore, the need for legal assistance to navigate potential title issues or disputes can incur additional costs.

Owners may redeem a property during the applicable redemption period.

Property owners will have the opportunity to redeem the properties during the applicable redemption period. By paying the applicable taxes and costs along with a premium, the property owner may retain ownership of the property. If the Company loses a high number of properties to redemption, it could limit investor returns. The Company will be focusing on properties with shorter redemption periods to limit redemption.

The Company will be subject to those general risks relating to the ownership of real estate.

The Company's economic success will depend upon the sale of properties acquired through tax deed sales. No assurance can be given that certain assumptions as to the future profits from Company operations will be accurate, since such matters will depend on events and factors beyond the Company's and our Manager's control. These factors include, among others:

● adverse changes in local and national economic conditions;

● changes in the financial condition of buyers and sellers of similar properties;

● changes in the availability of debt financing and refinancing;

● changes in the relative popularity of the Property and in real estate as an investment class;

● changes in interest rates, real estate taxes, operating expenses, and other expenses;

- changes in market capitalization rates;

- changes in utility rates;

- development and improvement of competitive properties;

- ongoing development, capital improvement, and repair requirements;

- risks and operating problems arising out of the presence or scarcity of certain construction materials;

- environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

- physical destruction and depreciation of property and equipment;

- damage to and destruction of the Property, or any improvements or personal property located thereon;

- acts of God;

- changes in availability and cost of insurance;

- unexpected construction costs;

- increases in the costs of labor and materials;

- materials shortages; and

- labor strikes.

Holding assets within a single limited liability company (LLC) can provide certain legal protections, but it does not shield against all risks.

In the event of a catastrophic injury or occurrence exceeding our insurance coverage limits, there is a risk of loss that may extend beyond the protections provided by the limited liability company structure. It is advisable to consult with legal and financial professionals to assess and mitigate these risks appropriately.

The profitability of the properties is uncertain.

The Company intends to sell properties acquired through tax deed auctions at wholesale prices. If demand for such properties drops due to economic or other conditions, the Company may find it difficult to sale the properties, which could negatively affect revenue. In addition, the properties may compete with other properties in the area to attract buyers, which could make it difficult for the Company to dispose of the properties.

Vacancies and tenant defaults may reduce revenues.

The Company does not intend to hold and operate the properties long term. However, if it is unable to quickly sell the properties, it may be forced to operate them. If required to do so, the Company may depend on rental income to pay operating expenses. Vacant commercial units and/or purchase payment defaults by tenants could reduce the amount of revenue that might otherwise be available for payment of its expenses and/or distribution to the Members. Significant Company expenditures such as real estate taxes, insurance and maintenance costs are generally not reduced when circumstances cause a reduction in income from the rented properties.

A vacancy or default of a tenant on the rent due will cause the Company to lose the revenue and if enough effective vacancies occur, it could cause the Company to have to find an alternative source of revenue to meet its operating expenses. In the event of a tenant default, the Company may experience delays in enforcing its rights as landlord and may incur substantial costs in evicting the tenant and re-renting the affected unit.

If the Company is not able to sell the properties, the economic success of an investment in the Company could depend to a great extent upon the results of operations of the properties, some of which are outside the Company's control.

While the Company does not intend to operate the properties, if the Company is required to hold properties longer than expected and is forced to rent some of the properties, they will be subject to those risks typically associated with investments in real estate that produce income based on tenant occupancy and rental revenues. Fluctuations in vacancy rates, rent schedules, and operating expenses can adversely affect operating results or render the sale or refinancing of the properties difficult or unattractive. No assurance can be given that certain assumptions as to the future levels of occupancy of the properties, future rental appreciation, future cost of capital improvements, or future cost of operating the properties will be accurate since such matters will depend on events and factors beyond the control of the Company. Such factors include continued validity and enforceability of the leases, vacancy rates for properties similar to the Company's properties, financial resources of tenants, rent levels near the properties, adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, the enactment of unfavorable real estate regulations, rent control, and other risks.

Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions.

Real estate is generally a long-term investment that cannot be quickly converted to cash. The Company does not intend to hold properties long-term, however, it may not be able to liquidate properties promptly in response to economic or other conditions, which could affect the investors' ability to realize a return on their investment. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

To the extent climate change causes changes in weather patterns, the Property could experience increases in storm intensity and rising sea-levels causing damage to our Property and result in higher vacancy. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our Property in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

Real estate projects may suffer losses that are not covered by insurance.

Material losses to real estate properties may occur in excess of insurance proceeds with respect to any property as insurance proceeds may not provide sufficient resources to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, earthquakes, floods, hurricanes, pollution, environmental matters, mold, or terrorism, which are either uninsurable or not economically insurable, or may be insured subject to limitations such as large deductibles or co-payments. If an uninsured loss or a loss in excess of insured limits occurs on the Property, the Company could lose anticipated future revenues.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our investors' investments.

The Company does not intend to incur debt. If it elects to do so, while investors will not be personally liable for these obligations, and our Manager may issue personal guarantees that these obligations will be repaid, the Company is ultimately responsible for paying off these debts. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our investors' investments.

The Property may be subject to foreclosure if a default under any mortgage loan occurs.

The Company does not intend to use debt financing but reserves the right to do so. Any mortgage loan secured by the properties will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If a senior mortgage lender declares a loan to be immediately due and payable, the Company will have the obligation to immediately repay the loan in full. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing its entire investment.

The market in which the Company participate is competitive and, if it does not compete effectively, its operating results could be harmed.

The Company will compete with many others engaged in real estate in general, including but not limited to individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, and private real estate funds. This market is competitive and rapidly changing. Significant increases in the number of buyers for tax deeds or sellers of properties which compete with the types of properties the Company expects to acquire could make it difficult for the Company to compete and could harm its ability to generate sufficient income from its operations.

The properties or a portion of the properties could become subject to eminent domain or a condemnation action.

Such an action could have a material, adverse effect on the marketability of the properties and any returns therefrom.

Future changes in land use and environmental laws and regulations, whether federal, state, or local, may impose new restrictions on the properties.

The Company's ability to sell the properties as intended may be adversely affected by such regulations, which could affect returns therefrom.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

The properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for distributions to investors.

Lawsuits may arise between the Company and its tenants if the Company is forced to rent space on some of the properties, resulting in lower cash distributions to investors.

Disputes between landlords and tenants are common. These disputes may escalate into legal action from time to time. In the event a lawsuit arises between the Company and a tenant it is likely that the Company will see an increase in costs. Accordingly, cash distributions to investors may be affected.

The failure of the properties to be sold at a profit would most likely preclude our investors from realizing an attractive return on their interest ownership.

There is no assurance that real estate investments made by the Company will ever be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, which are beyond our control. We cannot predict whether we will be able to sell the properties for a certain price, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find willing purchasers.

The Company may experience liability for alleged or actual harm to third parties and costs of litigation.

Owning the properties subjects the Company to the risk of lawsuits filed by tenants, past and present employees, contractors, competitors, business partners, and others in the ordinary course of business. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time-consuming. We may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could result in substantial losses to the Company. Even if the Company is successful, there may be substantial costs associated with the legal proceeding, and our Manager may be delayed or prevented from implementing the business plan of the Company.

Due diligence may not uncover all material facts.

We will endeavor to obtain and verify material facts regarding the properties; however, it is possible that we will not discover certain material facts about the properties.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the Company's business and financial condition. "Shelter-in-place" or other such orders by governmental entities would further negatively impact the Company's business and could also disrupt the Company's operations if employees, who cannot perform their responsibilities from home, are not able to report to work.

An investment in the Company raises significant tax issues, and the tax treatment of an investment in the Company may vary significantly from investor to investor.

Please carefully review the below risks, among others, and review the section entitled "Material Tax Considerations." You should also consult your own tax adviser about the specific tax consequences to you before investing.

● The tax allocation of the Company's income and loss may be challenged by the Internal Revenue Service.

● An audit of the Company's return by the Internal Revenue Service may lead to adjustments to the Members' tax returns and an audit of the Members' tax returns.

● Under the Bipartisan Budget Act of 2015, which took effect in January of 2018, the Company must designate a Partnership Representative for each tax year. Federal law gives the Partnership Representative significant discretion in the event of an audit by the Internal Revenue Service, including the sole authority to make elections that bind the Company and all of the Members. While it is the intent of the Company that the Partnership Representative do what is in the best interests of the Company, actions taken by the Partnership Representative may have a negative effect on one or more current or former Members.

● Any tax benefits from ownership of interest in the Company will not be available unless the Company and the Company's Members have a profit motive.

● Laws affecting the tax effect of ownership in the Company may change

The Company has not requested an IRS ruling as to its partnership tax status.

Partnerships are generally pass-through entities for tax purposes, meaning that the income and deductions pass through to the individual partners rather than being taxed at the entity level. If the Company's tax status as a partnership is reclassified as a corporation by the IRS, it can have several implications and risks for both the Company and its members including, but not limited to, the following:

● Double Taxation: Corporations are subject to double taxation, meaning that the corporate income is taxed at the entity level, and then any distributions or dividends to shareholders are taxed again at the individual level. This is different from partnerships, which are pass-through entities, and income is only taxed at the individual partner level.

● Loss of Pass-Through Benefits: Partnerships enjoy pass-through taxation, where profits and losses flow through to the individual partners. If reclassified as a corporation, the entity loses this pass-through treatment, and income is taxed at both the corporate and individual levels.

● Change in Tax Rates: Corporate tax rates may be different from individual tax rates. Reclassification could result in partners facing higher or lower tax rates on their share of the income.

● Additional Compliance Requirements: Corporations have different reporting and compliance requirements than partnerships. This includes filing corporate tax returns and adhering to corporate governance and regulatory standards.

● Changes in Deductibility: Some deductions and credits available to partnerships may not be available to corporations, and vice versa. The reclassification could impact the ability to claim certain tax benefits.

● Impact on Members' Basis: The tax basis of a partner's interest in the partnership affects the taxation of distributions and sales of partnership interests. Reclassification may alter the members' basis calculations.

● Potential Legal and Structural Changes: Reclassifying as a corporation may require changes to the legal and structural aspects of the entity.

Certain investors could be subject to Unrelated Business Income Tax ("UBIT").

An investor who is tax exempt (such as a charitable organization), or who acquires Class A Interests through a tax-exempt vehicle (such as an Individual Retirement Account) may be subject to UBIT. Our Manager recommends that Investors contact their qualified tax advisor to determine how/whether the application of UBIT may apply to them.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company or Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

o the extent the Company directly processes customer/tenant information rather than through a third-party business platform, security breaches of confidential customer information, in connection with the Company's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect its business.

The Company in the course of business may require the collection, transmission, and retention of personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom it contracts to provide services. The integrity and protection of that data is critical. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer/tenant and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of its service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers'/tenants' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims, or proceedings.

Non-compliance with certain securities regulations may result in the liquidation and winding up of the Company.

We are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended ("Investment Company Act"), and none of Our Manager nor its or members is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Investment Advisers Act"), and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We and Our Manager have taken the position that the Property is not a "security" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus Our Manager will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or Our Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

Our Company Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of Our Manager.

Our Company Agreement provides that Our Manager, in exercising its rights in its capacity as Manager, will be entitled to consider only such interests and factors as it desires and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our Company Agreement, the Texas Business Organizations Code, or under any other law, rule or regulation or in equity.

Conflicts may exist among our Manager and its employees or affiliates.

Our Manager will engage with, on behalf of the Company, a number of brokers, asset sellers, insurance companies, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our Manager and not the Company nor the Company. Our Manager may be incentivized to choose a service provider or seller based on the benefits they are to receive.

We do not have a conflicts of interest policy.

The Issuer, our Manager and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

There may be conflicting interests of investors.

Our Manager will determine whether or not to acquire or liquidate properties. When determining to acquire or liquidate properties, our Manager will do so considering all of the circumstances at the time, which may include the best interests of some but not all of the investors.

Conflicts may exist between service providers, the Company, our Manager and their affiliates.

Our service providers may provide services to our Manager, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Class A Interests.

Investors should be prepared to keep their investment with the Company until the Company ceases operations.

The Company is expected to operate for a minimum of three years and may operate indefinitely. The Company will operate for a planned three-year term, which may be extended for two additional two-year terms by the Company in the Manager's discretion. Thereafter, every two years the Members may vote to cease Company operations and liquidate, dissolve, and wind up the Company. A vote of a Required Interest is required for such action which means the vote or consent of greater than fifty percent (>50%) of the Membership Interests entitled to vote. Investors who invest with the Company should be prepared to keep their funds invested with the Company indefinitely until the Company ceases operations, which may be three years or longer. While investors may transfer their Interests under certain conditions, there is no public market for the Company's securities, and one is not anticipated to develop.

The terms of our Company Agreement make it difficult to end our relationship with our Manager.

Under the terms of our Company Agreement, the Manager may only be removed for "good cause" upon a vote of 75% of the Interests (excluding those held by the Manager and its affiliates).

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Although the Company will generally invest the net proceeds of the Offering into purchasing, and selling the properties, our Manager of the Company has broad discretion in how to utilize them.

Our Manager will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company have the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Class A Interests may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Class A Interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering.

We are offering securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our securities and more than the target amount of offered securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations or assets acquired.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company was organized as a limited liability company in Texas on October 16, 2023 to operate an ongoing business to evaluate and acquire through county auctions real estate tax deeds primarily in the State of Texas. While the Company's focus will be in Texas, tax deeds may be acquired in other states with a favorable redemption process. These tax deeds will primarily be for non-homestead, often unimproved, properties with minimal maintenance requirements. The

Company's ongoing business operation will seek to remove or address any ownership contingencies, such as redemption rights, concerning its inventory of tax deeds, in order to prepare the tax deed properties for sale from inventory in the ordinary course of business. The purpose of the Company's business is not to hold any real estate properties long term for rental income or for long term capital gains, although the same may occur to a limited degree during temporary holding periods between tax deed acquisition and ultimate sale date as removal of ownership contingencies occurs and the assets are prepared for sale from the Company's inventory. In conjunction with our tax deed purchases, we will be actively engaged in discovering surplus overage monies resulting from tax deed sales. Our Company will assist rightful owners in recovering these surplus funds remaining after the auction sale of a property to satisfy delinquent property taxes and associated fees, providing a valuable service within the tax deed investment space. Please note that our assistance in recovering these overages will be conducted for a fee ranging from 20-30% of the total surplus amount and such services will be focused in Texas and other states as determined by the Manager in its discretion.

Business Plan

The Company's business plan and operation will include:

● Conducting thorough research and due diligence on potential tax deed properties to bid on and acquire;
● Participating in Texas county auctions to acquire such tax deed properties that meet the Issuer's criteria; and
● Upon successful bid and acquisition of tax deed properties, holding them in inventory and managing them (including paying necessary real estate tax, insurance, and maintenance costs) with the intent to remove or address ownership contingencies and to prepare such properties for sale from inventory.

Characteristics of Texas real estate tax deeds include:
● A Texas real estate tax deed is a legal document representing property ownership that is awarded to a purchaser at a tax sale auction. This occurs when property taxes are not paid, and the local government authorizes the sale of the property in question to recoup the unpaid taxes. The process is governed by Texas state law.
● In Texas, a tax deed is considered to be a form of real estate ownership. When someone purchases a tax deed, they are essentially buying the property itself. However, it's important to note that the original owner has a right to redeem the property within a certain period, which leads to specific conditions and risks for the purchaser.
● Texas tax deeds (Sheriffs Deeds) are sold at public auctions, conducted by the sheriff's department which are typically held at county levels. Interested buyers bid on the properties, and the highest bidder is awarded the tax deed. The starting bid often begins at the amount of taxes, penalties, and fees owed. These auctions can be conducted in person or online, depending on the county's regulations.
● In Texas, the original property owner has a right to redeem the property after a tax deed sale. The redemption period varies based on the type of property. For a homestead residence, the period is two years, while for non- homesteaded properties, it's 180 days. During this period, the original owner can redeem the property by paying the amount the purchaser paid at the tax sale, plus a redemption penalty which can be quite substantial 25% (180 days) and 50% in the second year on homestead, Mineral and agricultural exempt properties.

These non-homestead properties in Texas are characterized by a short 180-day redemption period, facilitating a quicker turnaround on investments. In the state of Texas, properties that are delinquent in taxes are sold at auctions. In the previous year, all 254 counties in Texas conducted tax sale auctions, making available properties subject to a statutory right of redemption. This redemption period begins when the purchaser's deed is filed for record and varies depending on the property type, with a two-year right of redemption for homestead property and agricultural land and a 180-day right of redemption for all other non-homestead properties. The Company will be targeting the latter non-homestead type of properties. In Texas, purchasers gain the right of possession twenty days after the deed's filing. The redemption price includes the purchase amount, deed recording fee, taxes paid by the purchaser after the tax sale, and property-related costs, plus a redemption premium of 25% percent of the total. The redemption process in other states varies and may have longer redemption periods such as a year, or longer.

Due diligence on the properties may include, but not be limited to, physical property inspection by management field underwriters, prior sales comparisons, and judgement document review. The Company plans to limit any work on the properties to maintenance required during any applicable redemption period prior to reselling the properties. We aim to acquire these properties at approximately 40% of full fair market value and resell them at approximately 80% of full fair market value, after the redemption period has expired using local and/or national real estate brokers. We will be focusing on property target pricing with a minimum of $3,000 and up to $50,000 for each property but may acquire properties outside this range in our Manager's sole discretion. We may acquire non-homestead improved properties, all types of distressed commercial real estate (retail centers, office buildings, hotels, etc.), and raw land. The Company does not intend to use debt financing for any of its operations, but reserves the right to do so in the Manager's discretion. The Company may also hold a limited number of properties long term for favorable tax treatment and may elect to do so through a wholly owned subsidiary.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John Berlet

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Employer: CORE Tax Deeds LLC Title: President Dates of Service: October 2023 – Present Responsibilities: Manage the tax lien acquisitions and investor relations.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Coastal Bend Opportunity Zone Fund LLC Title: Fund manager Dates of Service: July 2021 – Present Responsibilities: Purchase potential development sites (2), raise capital, fully entitle the properties for site permit and oversee investor relations. Hire managements team for compliant QOF & QOZB's. Developing the Blue City Paraiso (mixed use boutique hotel, spa & conference center). Employer: TTRE LLP Title: Chief Executive Officer Dates of Service: July

2021 – Present Responsibilities: Act as manager of CORE Tax Deeds LLC and Coastal Bend Opportunity Zone Fund LLC. This includes ensuring that the financial interests of investors in each company are safe guarded, making decisions that prioritize the financial well-being of the funds and their investors, capital raising, asset management, strategic planning, managing investor relations, and other duties. Employer: Tandem Trust Financial LLC Title: Certified Fiduciary Fiduciary/Federal Retirement Consultant Dates of Service: January 1997 – Present Responsibilities: Liquidity leverage with properly designed build your own bank, 1035 exchange underperforming life and annuity contracts, assisted with cash balance pension plans – ROTH IRA conversions, self-directed IRA, and real estate.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A LLC/Membership Interests
Amount outstanding	18,650

Voting Rights	The Class A Interests shall comprise fifty percent (50%) of the Interests of the Company and the Class B Interests shall comprise the remaining fifty percent (50%). Unless otherwise specified in the Company Agreement or required by law, any action requiring the approval of the Members may be approved by the vote or written consent of the Members entitled to vote. The approval of the members is required for: ● The removal of the Manager. ● Amending the Company Agreement other than to (i) change the name of the Company or the location of its principal office; (ii) add to the duties or obligations of the Manager; (iii) cure any ambiguity or correct or supplement any inconsistency in the Agreement; (iv) correct any printing, stenographic, or clerical errors or omissions in order that the Agreement shall accurately reflect the agreement among the Members; (v) reflect information regarding the admission of any additional or substitute Member; or (vi) comply with the single-purpose-entity or other requirements for any mortgage loan secured by Company Assets; (vii) a change that is required to effect the intent expressed in any Offering Document or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement; (viii) a change that is required to effect the intent expressed in any Offering Document or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement; (iv) an amendment that the Manager determines, based on the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, any Officers or any trustees or agents of the Company from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act, or plan asset regulations adopted under ERISA, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor; (x) any other amendment other than an amendment expressly requiring consent of the Members as set forth in Section 14.2(b); and (xi) any other amendments substantially similar to the foregoing. ● The dissolution of

	the Company, except as otherwise provided for in the Company Agreement. ● The requirement of Additional Capital Contributions. ● Payment of additional compensation to the Manager or its Affiliates. ● Expulsion of a Member. ● Such other matters as are required by the Company Agreement or the Texas Business Organizations Code.
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional membership interests. In other words, when the company issues more membership interests, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in the number of membership interests outstanding could result from different offerings (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds, or warrants) into membership interests. If the Company decides to issue more Class A Interests, an investor could experience value dilution, with each Interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).
Other Material Terms or information.	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests		$866,000.00		April 28, 2024	Regulation CF

Ownership

A majority of the Company is owned by John Berlet - Fund Manager

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Tax Deed Investors LLC	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its seed round of financing on [date]. Following the Offering, we should have enough liquidity to execute our business plan until [date]. We intend to be profitable by [date]. Our significant challenges are [developing and marketing a viable product in a competitive environment and sourcing consistent third party manufacturers to ensure we have sufficient quantities of our product when necessary] [list applicable challenges].

Continue to grow our current portfolio of 13 properties by acquiring 15 or more parcels throughout Texas

Liquidity and Capital Resources

On April 28, 2024 the Company conducted an offering pursuant to Regulation CF and raised $866,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Other Transactions

Related Person/Entity	
Relationship to the Company	
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	We have issued our Manager our Class B Interests as detailed in "Capital Structure and Ownership." Accordingly, it is a member of the Company.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/John Berlet
_____
(Signature)

John Berlet
_____
(Name)

Principal Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

2024 Federal Forms to Print and Mail

Important: Your taxes are not finished until all required steps are completed.



Tax Deed Investors LLC
1315 S CHURCH ST
ROCKPORT , TX 78382

Balance Due/ Refund	No payment is required with your Federal tax return (2024 Form 1065, U.S. Partnership Income Tax Return).
2024 Federal Tax Return Summary	No Refund or Amount Due $ 0.00
Forms Included	

Tax Deed Investors LLC
1315 S CHURCH ST
ROCKPORT , TX 78382
(512)431-0802

July 18, 2025

John Berlet
1315 S Chruch
Rockport, TX 78382

RE: Tax Deed Investors LLC
       99-0627748
       Schedule K-1

Dear Member:

Enclosed is your 2024 Schedule K-1 (Form 1065), Partner's Share of
Income, Credits, Deductions, Etc., which has been filed with the LLC
tax return of Tax Deed Investors LLC.

The amounts reported to you on lines 1 through 20 of the Schedule K-1
represent your share of income, credits, deductions, and other information
and must be reported on the appropriate lines of your income tax return.
Amounts were allocated to you based on the membership agreement.
The IRS uses codes on some lines of the Schedule K-1 to identify the
item and provide reporting information.

Should you have any questions regarding the information reported to you on
this Schedule K-1, please call.

Sincerely,

For
Tax Deed Investors LLC

Tax Deed Investors LLC
1315 S CHURCH ST
ROCKPORT , TX 78382
(512)431-0802

July 18, 2025

Berlet Properties
PO BOX 774000
Steamboat Springs , CO 80477

RE: Tax Deed Investors LLC
          99-0627748
           Schedule K-1

Dear Member:

Enclosed is your 2024 Schedule K-1 (Form 1065), Partner's Share of
Income, Credits, Deductions, Etc., which has been filed with the LLC
tax return of Tax Deed Investors LLC.

The amounts reported to you on lines 1 through 20 of the Schedule K-1
represent your share of income, credits, deductions, and other information
and must be reported on the appropriate lines of your income tax return.
Amounts were allocated to you based on the membership agreement.
The IRS uses codes on some lines of the Schedule K-1 to identify the
item and provide reporting information.

Should you have any questions regarding the information reported to you on
this Schedule K-1, please call.

Sincerely,

For
Tax Deed Investors LLC

Tax Deed Investors LLC
1315 S CHURCH ST
ROCKPORT , TX 78382
(512)431-0802

July 18, 2025

Ronald Kattner
406 Tanglewood Dr
Georgetown, TX 78628

RE: Tax Deed Investors LLC
99-0627748
Schedule K-1

Dear Member:

Enclosed is your 2024 Schedule K-1 (Form 1065), Partner's Share of
Income, Credits, Deductions, Etc., which has been filed with the LLC
tax return of Tax Deed Investors LLC.

The amounts reported to you on lines 1 through 20 of the Schedule K-1
represent your share of income, credits, deductions, and other information
and must be reported on the appropriate lines of your income tax return.
Amounts were allocated to you based on the membership agreement.
The IRS uses codes on some lines of the Schedule K-1 to identify the
item and provide reporting information.

Should you have any questions regarding the information reported to you on
this Schedule K-1, please call.

Sincerely,

For
Tax Deed Investors LLC

Tax Deed Investors LLC
1315 S CHURCH ST
ROCKPORT , TX 78382
(512)431-0802

July 18, 2025

Bruce Morrison
12322 Wyclif
Austin, TX 78729

RE: Tax Deed Investors LLC
99-0627748
Schedule K-1

Dear Member:

Enclosed is your 2024 Schedule K-1 (Form 1065), Partner's Share of
Income, Credits, Deductions, Etc., which has been filed with the LLC
tax return of Tax Deed Investors LLC.

The amounts reported to you on lines 1 through 20 of the Schedule K-1
represent your share of income, credits, deductions, and other information
and must be reported on the appropriate lines of your income tax return.
Amounts were allocated to you based on the membership agreement.
The IRS uses codes on some lines of the Schedule K-1 to identify the
item and provide reporting information.

Should you have any questions regarding the information reported to you on
this Schedule K-1, please call.

Sincerely,

For
Tax Deed Investors LLC

Tax Deed Investors LLC
1315 S CHURCH ST
ROCKPORT , TX 78382
(512)431-0802

July 18, 2025

Wayne Caraway
100 S 5th
Fulton, TX 78358

RE: Tax Deed Investors LLC
          99-0627748
           Schedule K-1

Dear Member:

Enclosed is your 2024 Schedule K-1 (Form 1065), Partner's Share of
Income, Credits, Deductions, Etc., which has been filed with the LLC
tax return of Tax Deed Investors LLC.

The amounts reported to you on lines 1 through 20 of the Schedule K-1
represent your share of income, credits, deductions, and other information
and must be reported on the appropriate lines of your income tax return.
Amounts were allocated to you based on the membership agreement.
The IRS uses codes on some lines of the Schedule K-1 to identify the
item and provide reporting information.

Should you have any questions regarding the information reported to you on
this Schedule K-1, please call.

Sincerely,

For
Tax Deed Investors LLC

Tax Deed Investors LLC
1315 S CHURCH ST
ROCKPORT , TX 78382
(512)431-0802

July 18, 2025

Inspira Financial Trust
47928112001 FBO Bridgette Placek IRA
Spring Rd #700
Oak Brook, IL 60523

RE: Tax Deed Investors LLC
       99-0627748
        Schedule K-1

Dear Member:

Enclosed is your 2024 Schedule K-1 (Form 1065), Partner's Share of
Income, Credits, Deductions, Etc., which has been filed with the LLC
tax return of Tax Deed Investors LLC.

The amounts reported to you on lines 1 through 20 of the Schedule K-1
represent your share of income, credits, deductions, and other information
and must be reported on the appropriate lines of your income tax return.
Amounts were allocated to you based on the membership agreement.
The IRS uses codes on some lines of the Schedule K-1 to identify the
item and provide reporting information.

Should you have any questions regarding the information reported to you on
this Schedule K-1, please call.

Sincerely,

For
Tax Deed Investors LLC

Tax Deed Investors LLC
1315 S CHURCH ST
ROCKPORT , TX 78382
(512)431-0802

July 18, 2025

Salve Berlet
1315 S Church
Rockport, TX 78382

RE: Tax Deed Investors LLC
99-0627748
Schedule K-1

Dear Member:

Enclosed is your 2024 Schedule K-1 (Form 1065), Partner's Share of
Income, Credits, Deductions, Etc., which has been filed with the LLC
tax return of Tax Deed Investors LLC.

The amounts reported to you on lines 1 through 20 of the Schedule K-1
represent your share of income, credits, deductions, and other information
and must be reported on the appropriate lines of your income tax return.
Amounts were allocated to you based on the membership agreement.
The IRS uses codes on some lines of the Schedule K-1 to identify the
item and provide reporting information.

Should you have any questions regarding the information reported to you on
this Schedule K-1, please call.

Sincerely,

For
Tax Deed Investors LLC

Form **1065-X**

(Rev. August 2023)

Department of the Treasury
Internal Revenue Service

Amended Return or Administrative Adjustment Request (AAR)

(For use by filers of Forms 1065, 1065-B, and 1066)

Go to www.irs.gov/Form1065X for instructions and the latest information.

OMB No. 1545-0123

For tax year ending

12/31/2024

(Enter month and year.)

Please Type or Print

Name	Employer identification number (EIN)
Tax Deed Investors LLC	99-0627748

Number, street, and room or suite no. (If a P.O. box, see instructions.)

1315 S CHURCH ST

City or town, state, and ZIP code	Telephone number (optional)
ROCKPORT , TX 78382	

Enter name and address used on original return. (If same as above, write "Same.")

SAME

Internal Revenue Service Center where original return was filed. If electronically filed, enter "e-filed."   e-filed

Partnerships and electing large partnerships (ELPs), enter the number of Schedules K-1 being filed with this return: _____ 7

REMICs, enter the number of Schedules Q being filed with this return: _____

Part I   **Check the appropriate box** (Choose only 1. See instructions.)

For partnership tax years beginning **before** January 1, 2018 (unless electing into BBA)

☐ TEFRA AAR—go to Section 1   ☐ NonTEFRA—go to Section 1   ☐ ELPs/REMICs—go to Section 1

For partnership tax years beginning **after** December 31, 2017 (or that elected into BBA for tax years beginning after November 2, 2015, and before January 1, 2018)

☒ BBA AAR—go to Section 2   ☐ NonBBA (see instructions)—go to Part II

Partnership-Partner Amended Return Related to Modification of Another Partnership's Imputed Underpayment (IU)

☐ Partnership-Partner Amended Return (filed as part of modification of the IU during a BBA audit)—go to Section 3

Section 1—TEFRA/NonTEFRA Determination (for partnership tax years beginning before January 1, 2018)

A   Has the partnership made an election to be treated as an ELP under the provisions of section 775?

☐ Yes ☐ No

If "Yes," the partnership is not subject to TEFRA. Enter the date of the election: _____ Do not complete items B through D. Complete items E through G and then go to Part III.

You must determine if the partnership is subject to the rules for consolidated audit proceedings (TEFRA proceedings) under sections 6221 through 6234 (as in effect for tax years beginning before January 1, 2018). See instructions for details.

B   Did the partnership have 10 or fewer partners at all times during the tax year? (**Note:** A husband and wife are considered one partner for TEFRA purposes.)   ☐ Yes ☐ No

C   At all times during the partnership's tax year, were all partners U.S. citizens, resident aliens, C corporations, or estates of deceased partners? ☐ Yes ☐ No

If the answers to items B and C are "Yes," the partnership is not subject to TEFRA proceedings. A partnership that is not subject to TEFRA cannot file an AAR. See instructions for details.

D   If the partnership is not otherwise subject to TEFRA, has the partnership filed Form 8893, Election of Partnership Level Tax Treatment, or its equivalent, to make an election to be treated as a TEFRA partnership? ☐ Yes ☐ No

If the answers to items B and C are "Yes" and the answer to D is "No," then the partnership is not subject to TEFRA proceedings. If the answer to item D is "Yes," enter the tax year that the election to be treated as a TEFRA partnership was originally filed with the partnership return: _____

E   The partnership is ☐ Subject to TEFRA   ☐ Not subject to TEFRA

F   Check the applicable box. See instructions: ☐ Amended Return   ☐ AAR

G   If you are a Tax Matters Partner (TMP) or a Partner With Authority (PWA) filing an AAR on behalf of the pass-through entity, are you requesting substituted return treatment? (See instructions.) ☐ Yes ☐ No

Go to Part II

For Paperwork Reduction Act Notice, see separate instructions.   **BAA**

REV 05/23/25 TTBIZ   Form **1065-X** (Rev. 8-2023)

Section 2—BBA AAR

A Is the partnership revoking the immediately preceding partnership representative (and/or designated individual, if applicable) and designating a successor (including the appointment of a designated individual, if applicable) at the same time that this AAR is being filed?

☐ Yes (Attach Form 8979.)　　☒ No

B Do the adjustments on the AAR result in an IU for the reviewed year?

☐ Yes (If "Yes," go to item C1.)　　　☒ No (If "No," go to item D.)

C1 Is the partnership making an election under section 6227(b)(2) to have the adjustments taken into account by the reviewed year partners?

☐ Yes (If "Yes," go to item D.)　　　☐ No (If "No," go to item C2.)

C2 Are there also adjustments that do not result in an IU? (An adjustment does not result in an IU if the result of netting with respect to any grouping or subgrouping that includes the particular adjustment is a net negative adjustment.)

☐ Yes (Go to item D and then answer item E.)　　　☐ No (Go to item E.)

D If the partnership is required to provide statements to the reviewed year partners containing their share of the adjustments, by signing below, the partnership representative declares, under penalties of perjury, that all statements have been provided to the reviewed year partners as required by the instructions.

_____　　_____
Partnership Representative (or Designated Individual, if applicable)　　　　　　　　　　Date

E Is the partnership applying modifications to the IU?

☐ Yes (If "Yes," attach Form 8980.)　　☒ No

Go to Part II

Section 3—Partnership-partner amended return filed as part of modification of the IU during a BBA audit.
　　　　　　See instructions.

Audited partnership name: _____

EIN of audited partnership: _____　Reviewed year of audited partnership: _____

Audit control number: _____

Go to Part II

Fill in applicable items and use Part V to explain any changes.

Part II		Amended or AAR Items for Partnerships Filing Form 1065 Only (ELPs and REMICs, use Part III).		(a) As originally reported on Schedule K or as previously adjusted	(b) Net change— increase or (decrease)— explain in Part V	(c) Correct amount
Income (Loss)	1	Ordinary business income (loss)	1	-9,009.	0.	-9,009.
	2	Net rental real estate income (loss)	2			
	3	Other net rental income (loss) (see instructions)	3			
	4	Guaranteed payments	4			
	5	Interest income	5			
	6a	Ordinary dividends	6a			
	b	Qualified dividends	6b			
	c	Dividend equivalents	6c			
	7	Royalties	7			
	8	Net short-term capital gain (loss)	8			
	9a	Net long-term capital gain (loss)	9a			
	b	Collectibles (28%) gain (loss)	9b			
	c	Unrecaptured section 1250 gain (see instructions)	9c			
	10	Net section 1231 gain (loss)	10			
	11	Other income (loss) (see instructions)	11			

Deductions	**12**	Section 179 deduction	**12**		
	13a	Cash contributions	**13a**		
	b	Noncash contributions	**13b**		
	c	Investment interest expense	**13c**		
	d	Section 59(e) expenditures	**13d**		
	e	Other deductions (see instructions)	**13e**		
Self-Employment	**14a**	Net earnings (loss) from self-employment	**14a**	-9,009.	450.	-8,559.
	b	Gross farming or fishing income	**14b**		
	c	Gross nonfarm income	**14c**	58.	0.	58.
Credits	**15a**	Low-income housing credit (section 42(j)(5))	**15a**		
	b	Low-income housing credit (other)	**15b**		
	c	Qualified rehabilitation expenditures (rental real estate)	**15c**		
	d	Other rental real estate credits (see instructions) . . .	**15d**		
	e	Other rental credits (see instructions)	**15e**		
	f	Other credits (see instructions)	**15f**		
Foreign Transactions	**16**	Attach Schedule K-2 (Form 1065), Partners' Distributive Share Items—International, and check this box to indicate that you are reporting items of international tax relevance . . . . ☐			
Alternative Minimum Tax (AMT) Items	**17a**	Post-1986 depreciation adjustment	**17a**		
	b	Adjusted gain or loss	**17b**		
	c	Depletion (other than oil or gas)	**17c**		
	d	Oil, gas, and geothermal properties—gross income . .	**17d**		
	e	Oil, gas, and geothermal properties—deductions . .	**17e**		
	f	Other AMT items (see instructions)	**17f**		
Other Information	**18a**	Tax-exempt interest income	**18a**		
	b	Other tax-exempt income	**18b**		
	c	Nondeductible expenses	**18c**	219.	0.	219.
	19a	Distributions of cash and marketable securities . . .	**19a**	19,000.	42,222.	61,222.
	b	Distributions of other property	**19b**		
	20a	Investment income	**20a**		
	b	Investment expenses	**20b**		
	c	Other items and amounts (see instructions)	**20c**		
	21	Total foreign taxes paid or accrued	**21**		

Note: Amended Schedules K-1: See instructions for when required.

Part III Amended or AAR Items for ELPs and REMICs Only

	(a) Description of item being amended or adjusted (see instructions)		(b) As originally reported or as previously adjusted	(c) Net change—increase or (decrease)—explain in Part V	(d) Correct amount
1		1			
2		2			
3		3			
4		4			
5		5			

Tax and Payments (see instructions)

6	**ELPs ONLY:** Tax and other payments	6			
7	**REMICs ONLY:** Tax on net income from prohibited transactions	7			
8	**REMICs ONLY:** Tax on net income from foreclosure property	8			
9	**REMICs ONLY:** Tax on contributions after the startup day	9			
10	Total tax	10			
11	Tax paid with Form 7004	11			
12	Tax paid with (or after) the filing of the original return			12	
13	Add lines 11 and 12, column (d)			13	
14	Overpayment, if any, as shown on original return or as later adjusted			14	
15	Subtract line 14 from line 13			15	

Tax Due or Overpayments (see instructions)

16	**Tax due.** Subtract line 15 from line 10, column (d). For details on how to pay, see instructions . .	16	
17	**Overpayment.** Subtract line 10, column (d), from line 15	17	

Note: Amended Schedules K-1 or Schedules Q. File amended Schedules K-1 or Schedules Q with Form 1065-X. If the ELP or REMIC is filing Form 1065-X for an AAR, do not furnish the amended Schedules K-1 or Schedules Q to the partners or residual interest holders. If the REMIC is not filing for an AAR and is not subject to the rules for consolidated audit proceedings under sections 6221 through 6231 (as in effect November 1, 2015), the REMIC must furnish the amended Schedules Q to its residual interest holders. See instructions for details.

Part IV IU Under the Centralized Partnership Audit Regime (see instructions)

1	IU	1	
2	Total amount due	2	
3	Total payment	3	
4	Balance due (subtract line 3 from line 2)	4	

Sign Here

Under penalties of perjury, I declare that I have filed an original return and that I have examined this amended return, or AAR including accompanying schedules and statements, and to the best of my knowledge and belief, this amended return or AAR is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of current Partnership Representative (or Designated Individual, if applicable), LLC member, or Partner   Date   Title

Print/Type name of Partnership Representative

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
Firm's name Self-Prepared			Firm's EIN	
Firm's address			Phone no.	

Part V   **Explanations**—Enter the Part II or Part III line number before each item you are changing, and give a reason for the change. For partnerships, show the box number and code used to report the item on Schedule K-1. Show any computation in detail. Also, show how the IU was calculated and how modifications were applied. If more space is needed, continue your explanations on additional pages.

Changes in Financial

Form 1065 — U.S. Return of Partnership Income

Form 1065
Department of the Treasury
Internal Revenue Service

U.S. Return of Partnership Income

For calendar year 2024, or tax year beginning _____, 2024, ending _____, 20 _____.

Go to www.irs.gov/Form1065 for instructions and the latest information.

OMB No. 1545-0123

2024

A Principal business activity: Real Estate	**Name of partnership:** Tax Deed Investors LLC
B Principal product or service: Real Estate	**Type or Print**
C Business code number: 531110	Number, street, and room or suite no. If a P.O. box, see instructions.: 1315 S CHURCH ST
	City or town, state or province, country, and ZIP or foreign postal code: ROCKPORT TX 78382

D Employer identification number: 99-0627748
E Date business started: 01/08/2024
F Total assets (see instructions): $ _____

G Check applicable boxes: (1) ☒ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change (5) ☒ Amended return

H Check accounting method: (1) ☒ Cash (2) ☐ Accrual (3) ☐ Other (specify): _____

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year: **7**

J Check if Schedules C and M-3 are attached ☐

K Check if partnership: (1) ☐ Aggregated activities for section 465 at-risk purposes (2) ☐ Grouped activities for section 469 passive activity purposes

Caution: Include **only** trade or business income and expenses on lines 1a through 23 below. See instructions for more information.

Income

1a	Gross receipts or sales: 58. **b** Less returns and allowances _____ **c** Balance	1c: 58.
2	Cost of goods sold (attach Form 1125-A)	2:
3	Gross profit. Subtract line 2 from line 1c	3: 58.
4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)	4:
5	Net farm profit (loss) (attach Schedule F (Form 1040))	5:
6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)	6:
7	Other income (loss) (attach statement)	7:
8	**Total income (loss).** Combine lines 3 through 7	8: 58.

Deductions (see instructions for limitations)

Line	Description	Amount
9	Salaries and wages (other than to partners) (less employment credits)	9:
10	Guaranteed payments to partners	10:
11	Repairs and maintenance	11: 21.
12	Bad debts	12:
13	Rent	13:
14	Taxes and licenses	14:
15	Interest (see instructions)	15:
16a	Depreciation (if required, attach Form 4562). 16a _____	
b	Less depreciation reported on Form 1125-A and elsewhere on return . 16b _____	16c:
17	Depletion (**Do not deduct oil and gas depletion.**)	17:
18	Retirement plans, etc.	18:
19	Employee benefit programs	19:
20	Energy efficient commercial buildings deduction (attach Form 7205)	20:
21	Other deductions (attach statement) See Statement	21: 9,046.
22	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 21	22: 9,067.
23	**Ordinary business income (loss).** Subtract line 22 from line 8	23: -9,009.

Tax and Payment

Line	Description	Amount
24	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	24:
25	Interest due under the look-back method—income forecast method (attach Form 8866)	25:
26	BBA AAR imputed underpayment (see instructions)	26:
27	Other taxes (see instructions)	27:
28	**Total balance due.** Add lines 24 through 27	28:
29	Elective payment election amount from Form 3800	29:
30	Payment (see instructions)	30:
31	**Amount owed.** If the sum of line 29 and line 30 is smaller than line 28, enter amount owed	31:
32	**Overpayment.** If the sum of line 29 and line 30 is larger than line 28, enter overpayment	32: 0.

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than partner or limited liability company member) is based on all information of which preparer has any knowledge.

Signature of partner or limited liability company member _____   Date: 04/12/2025

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature
Date	Check ☐ if self-employed	PTIN
Firm's name: Self-Prepared	Firm's EIN
Firm's address	Phone no.

For Paperwork Reduction Act Notice, see separate instructions. BAA

REV 05/23/25 TTBIZ

Form **1065** (2024)

Schedule B Other Information

		Yes	No
1	What type of entity is filing this return? Check the applicable box:		
a	☐ Domestic general partnership **b** ☐ Domestic limited partnership		
c	☒ Domestic limited liability company **d** ☐ Domestic limited liability partnership		
e	☐ Foreign partnership **f** ☐ Other:		
2	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization, or any foreign government own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership		X
b	Did any individual or estate own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership	X	
3	At the end of the tax year, did the partnership:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more, of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below		X

(i) Name of corporation	**(ii)** Employer identification number (if any)	**(iii)** Country of incorporation	**(iv)** Percentage owned in voting stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below		X

(i) Name of entity	**(ii)** Employer identification number (if any)	**(iii)** Type of entity	**(iv)** Country of organization	**(v)** Maximum percentage owned in profit, loss, or capital

		Yes	No
4	Does the partnership satisfy **all four** of the following conditions?		
a	The partnership's total receipts for the tax year were less than $250,000.		
b	The partnership's total assets at the end of the tax year were less than $1 million.		
c	Schedules K-1 are filed with the return and furnished to the partners on or before the due date (including extensions) for the partnership return.		
d	The partnership is not filing and is not required to file Schedule M-3	X	
	If "Yes," the partnership is not required to complete Schedules L, M-1, and M-2; item F on page 1 of Form 1065; or item L on Schedule K-1.		
5	Is this partnership a publicly traded partnership, as defined in section 469(k)(2)?		X
6	During the tax year, did the partnership have any debt that was canceled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?		X
7	Has this partnership filed, or is it required to file, Form 8918, Material Advisor Disclosure Statement, to provide information on any reportable transaction?		X
8	At any time during calendar year 2024, did the partnership have an interest in or a signature or other authority over a financial account in a foreign country (such as a bank account, securities account, or other financial account)? See instructions for exceptions and filing requirements for FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). If "Yes," enter the name of the foreign country		X
9	At any time during the tax year, did the partnership receive a distribution from, or was it the grantor of, or transferor to, a foreign trust? If "Yes," the partnership may have to file Form 3520, Annual Return To Report Transactions With Foreign Trusts and Receipt of Certain Foreign Gifts. See instructions		X
10a	Is the partnership making, or had it previously made (and not revoked), a section 754 election? If "Yes," enter the effective date of the election		X
	See instructions for details regarding a section 754 election.		
b	For this tax year, did the partnership make an optional basis adjustment under section 743(b)? If "Yes," enter the total aggregate net positive amount $ ______ and the total aggregate net negative amount $ (______) of such section 743(b) adjustments for all partners made in the tax year. The partnership must also attach a statement showing the computation and allocation of each basis adjustment. See instructions		X

Schedule B	Other Information *(continued)*	Yes	No
c	For this tax year, did the partnership make an optional basis adjustment under section 734(b)? If "Yes," enter the total aggregate net positive amount $__________ and the total aggregate net negative amount $(__________) of such section 734(b) adjustments for all partnership property made in the tax year. The partnership must also attach a statement showing the computation and allocation of each basis adjustment. See instructions		×
d	For this tax year, is the partnership required to adjust the basis of partnership property under section 743(b) or 734(b) because of a substantial built-in loss (as defined under section 743(d)) or substantial basis reduction (as defined under section 734(d))? If "Yes," enter the total aggregate amount of such section 743(b) adjustments and/or section 734(b) adjustments for all partners and/or partnership property made in the tax year $__________. The partnership must also attach a statement showing the computation and allocation of the basis adjustment. See instructions		×
11	Check this box if, during the current or prior tax year, the partnership distributed any property received in a like-kind exchange or contributed such property to another entity (other than disregarded entities wholly owned by the partnership throughout the tax year) ☐		
12	At any time during the tax year, did the partnership distribute to any partner a tenancy-in-common or other undivided interest in partnership property?		×
13	If the partnership is required to file Form 8858, Information Return of U.S. Persons With Respect to Foreign Disregarded Entities (FDEs) and Foreign Branches (FBs), enter the number of Forms 8858 attached. See instructions __________		
14	Does the partnership have any foreign partners? If "Yes," enter the number of Forms 8805, Foreign Partner's Information Statement of Section 1446 Withholding Tax, filed for this partnership __________		×
15	Enter the number of Forms 8865, Return of U.S. Persons With Respect to Certain Foreign Partnerships, attached to this return __________		
16a	Did you make any payments in 2024 that would require you to file Form(s) 1099? See instructions		×
b	If "Yes," did you or will you file required Form(s) 1099?		
17	Enter the number of Forms 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, attached to this return __________		
18	Enter the number of partners that are foreign governments under section 892 __________		
19	During the partnership's tax year, did the partnership make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474)?		×
20	Was the partnership a specified domestic entity required to file Form 8938 for the tax year? See the Instructions for Form 8938		×
21	Is the partnership a section 721(c) partnership, as defined in Regulations section 1.721(c)-1(b)(14)?		×
22	During the tax year, did the partnership pay or accrue any interest or royalty for which one or more partners are not allowed a deduction under section 267A? See instructions		×
	If "Yes," enter the total amount of the disallowed deductions $__________		
23	Did the partnership have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		×
24	Does the partnership satisfy one or more of the following? See instructions		×
a	The partnership owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The partnership's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $30 million and the partnership has business interest expense.		
c	The partnership is a tax shelter (see instructions) and the partnership has business interest expense. If "Yes" to any, complete and attach Form 8990.		
25	Is the partnership attaching Form 8996 to certify as a Qualified Opportunity Fund?		×
	If "Yes," enter the amount from Form 8996, line 15 $__________		
26	Enter the number of foreign partners subject to section 864(c)(8) as a result of transferring all or a portion of an interest in the partnership or of receiving a distribution from the partnership __________ Complete Schedule K-3 (Form 1065), Part XIII, for each foreign partner subject to section 864(c)(8) on a transfer or distribution.		
27	At any time during the tax year, were there any transfers between the partnership and its partners subject to the disclosure requirements of Regulations section 1.707-8?		×
28	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties constituting a trade or business of your partnership, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the partners held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions. Percentage: By vote: __________ By value: __________		×
29	Is the partnership required to file Form 7208, Excise Tax on Repurchase of Corporate Stock (see instructions):		
a	Under the applicable foreign corporation rules?		×

Schedule B	Other Information *(continued)*	Yes	No
b	Under the covered surrogate foreign corporation rules?		✕
	If "Yes" to either (a) or (b), complete Form 7208. See the Instructions for Form 7208.		
30	At any time during this tax year, did the partnership (a) receive (as a reward, award, or payment for property or services); or (b) sell, exchange, or otherwise dispose of a digital asset (or financial interest in a digital asset)? See instructions		✕
31	Reserved for future use		
32	Check this box if an election out of subchapter K under section 761 is being made. See instructions . . . . ☐		
33	Is the partnership electing out of the centralized partnership audit regime under section 6221(b)? See instructions		✕
	If "Yes," the partnership must complete Schedule B-2 (Form 1065). Enter the total from Schedule B-2, Part III, line 3 . . . . _____		
	If "No," complete Designation of Partnership Representative below.		

Designation of Partnership Representative (see instructions)
Enter below the information for the partnership representative (PR) for the tax year covered by this return.

Name of PR JOHN BERLET

U.S. address of PR 1315 S Church St Rockport TX 78382	U.S. phone number of PR (512)431-0802

If the PR is an entity, name of the designated individual for the PR

U.S. address of designated individual	U.S. phone number of designated individual

REV 05/23/25 TTBIZ

Form **1065** (2024)

Schedule K	Partners' Distributive Share Items		Total amount
Income (Loss)	**1** Ordinary business income (loss) (page 1, line 23)	**1**	-9,009.
	2 Net rental real estate income (loss) (attach Form 8825)	**2**	
	3a Other gross rental income (loss) **3a**		
	b Expenses from other rental activities (attach statement) **3b**		
	c Other net rental income (loss). Subtract line 3b from line 3a	**3c**	
	4 Guaranteed payments: **a** Services **4a** **b** Capital **4b**		
	c Total. Add lines 4a and 4b	**4c**	
	5 Interest income	**5**	
	6 Dividends and dividend equivalents: **a** Ordinary dividends	**6a**	
	b Qualified dividends **6b** **c** Dividend equivalents **6c**		
	7 Royalties	**7**	
	8 Net short-term capital gain (loss) (attach Schedule D (Form 1065))	**8**	
	9a Net long-term capital gain (loss) (attach Schedule D (Form 1065))	**9a**	
	b Collectibles (28%) gain (loss) **9b**		
	c Unrecaptured section 1250 gain (attach statement) **9c**		
	10 Net section 1231 gain (loss) (attach Form 4797)	**10**	
	11 Other income (loss) (see instructions) Type: _____	**11**	
Deductions	**12** Section 179 deduction (attach Form 4562)	**12**	
	13a Cash contributions	**13a**	
	b Noncash contributions	**13b**	
	c Investment interest expense	**13c**	
	d Section 59(e)(2) expenditures: **(1)** Type: _____ **(2)** Amount:	**13d(2)**	
	e Other deductions (see instructions) Type: _____	**13e**	
Self-Employ-ment	**14a** Net earnings (loss) from self-employment	**14a**	-8,559.
	b Gross farming or fishing income	**14b**	
	c Gross nonfarm income	**14c**	58.
Credits	**15a** Low-income housing credit (section 42(j)(5))	**15a**	
	b Low-income housing credit (other)	**15b**	
	c Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)	**15c**	
	d Other rental real estate credits (see instructions) Type: _____	**15d**	
	e Other rental credits (see instructions) Type: _____	**15e**	
	f Other credits (see instructions) Type: _____	**15f**	
Inter-national	**16** Attach Schedule K-2 (Form 1065), Partners' Distributive Share Items—International, and check this box to indicate that you are reporting items of international tax relevance ☐		
Alternative Minimum Tax (AMT) Items	**17a** Post-1986 depreciation adjustment	**17a**	
	b Adjusted gain or loss	**17b**	
	c Depletion (other than oil and gas)	**17c**	
	d Oil, gas, and geothermal properties—gross income	**17d**	
	e Oil, gas, and geothermal properties—deductions	**17e**	
	f Other AMT items (attach statement)	**17f**	
Other Information	**18a** Tax-exempt interest income	**18a**	
	b Other tax-exempt income	**18b**	
	c Nondeductible expenses	**18c**	219.
	19a Distributions of cash and marketable securities	**19a**	61,222.
	b Distributions of other property	**19b**	
	20a Investment income	**20a**	
	b Investment expenses	**20b**	
	c Other items and amounts (attach statement) ** SEC 199A INFO: SEE STMT A		
	21 Total foreign taxes paid or accrued	**21**	

Analysis of Net Income (Loss) per Return

1	Net income (loss). Combine Schedule K, lines 1 through 11. From the result, subtract the sum of Schedule K, lines 12 through 13e, and 21						**1**	-9,009.

2	Analysis by partner type:	**(i)** Corporate	**(ii)** Individual (active)	**(iii)** Individual (passive)	**(iv)** Partnership	**(v)** Exempt organization	**(vi)** Nominee/Other
a	General partners						
b	Limited partners		-7,568.		-991.		-450.

Schedule L — Balance Sheets per Books

	Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1	Cash				
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts				
3	Inventories				
4	U.S. Government obligations				
5	Tax-exempt securities				
6	Other current assets (attach statement)				
7a	Loans to partners (or persons related to partners) .				
b	Mortgage and real estate loans				
8	Other investments (attach statement)				
9a	Buildings and other depreciable assets				
b	Less accumulated depreciation				
10a	Depletable assets				
b	Less accumulated depletion				
11	Land (net of any amortization)				
12a	Intangible assets (amortizable only)				
b	Less accumulated amortization				
13	Other assets (attach statement)				
14	Total assets				
	Liabilities and Capital				
15	Accounts payable				
16	Mortgages, notes, bonds payable in less than 1 year				
17	Other current liabilities (attach statement)				
18	All nonrecourse loans				
19a	Loans from partners (or persons related to partners) .				
b	Mortgages, notes, bonds payable in 1 year or more .				
20	Other liabilities (attach statement)				
21	Partners' capital accounts				
22	Total liabilities and capital				

Schedule M-1 — Reconciliation of Income (Loss) per Books With Analysis of Net Income (Loss) per Return

Note: The partnership may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books		6	Income recorded on books this year not included on Schedule K, lines 1 through 11 (itemize):		
2	Income included on Schedule K, lines 1, 2, 3c, 5, 6a, 7, 8, 9a, 10, and 11, not recorded on books this year (itemize):		a	Tax-exempt interest $ _____		
3	Guaranteed payments (other than health insurance)		7	Deductions included on Schedule K, lines 1 through 13e, and 21, not charged against book income this year (itemize):		
4	Expenses recorded on books this year not included on Schedule K, lines 1 through 13e, and 21 (itemize):		a	Depreciation $ _____		
a	Depreciation $ _____		8	Add lines 6 and 7		
b	Travel and entertainment $ _____		9	Income (loss) (*Analysis of Net Income (Loss) per Return*, line 1). Subtract line 8 from line 5		
5	Add lines 1 through 4					

Schedule M-2 — Analysis of Partners' Capital Accounts

1	Balance at beginning of year . . .		6	Distributions: **a** Cash		
2	Capital contributed: **a** Cash . . .			**b** Property		
	b Property . .		7	Other decreases (itemize): _____		
3	Net income (loss) (see instructions) .					
4	Other increases (itemize): _____		8	Add lines 6 and 7		
5	Add lines 1 through 4		9	Balance at end of year. Subtract line 8 from line 5		

651123

☐ Final K-1   ☒ Amended K-1   OMB No. 1545-0123

Schedule K-1
(Form 1065)
Department of the Treasury
Internal Revenue Service

2024

For calendar year 2024, or tax year

beginning ___ / ___ / 2024   ending ___ / ___ / ___

Partner's Share of Income, Deductions, Credits, etc.

See separate instructions.

Part I	Information About the Partnership

A Partnership's employer identification number
99-0627748

B Partnership's name, address, city, state, and ZIP code
Tax Deed Investors LLC
1315 S CHURCH ST
ROCKPORT , TX 78382

C IRS center where partnership filed return: OGDEN, UT

D ☐ Check if this is a publicly traded partnership (PTP)

Part II	Information About the Partner

E Partner's SSN or TIN (Do not use TIN of a disregarded entity. See instructions.)
456-13-5055

F Name, address, city, state, and ZIP code for partner entered in E. See instructions.
John Berlet
1315 S Chruch
Rockport TX 78382

G ☒ General partner or LLC member-manager   ☐ Limited partner or other LLC member

H1 ☒ Domestic partner   ☐ Foreign partner

H2 ☐ If the partner is a disregarded entity (DE), enter the partner's:
TIN _____ Name _____

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here . ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	57.00000 %	57.00000 %
Loss	57.00000 %	57.00000 %
Capital	57.00000 %	57.00000 %

Check if decrease is due to:
☐ Sale or ☐ Exchange of partnership interest. See instructions.

K1 Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$	$

K2 Check this box if item K1 includes liability amounts from lower-tier partnerships ☐

K3 Check if any of the above liability is subject to guarantees or other payment obligations by the partner. See instructions . . . . . . ☐

L Partner's Capital Account Analysis

Beginning capital account . . . $ _____
Capital contributed during the year . . $ _____
Current year net income (loss) . . . $ _____
Other increase (decrease) (attach explanation) $ _____
Withdrawals and distributions . . . $ (_____)
Ending capital account . . . . $ _____

M Did the partner contribute property with a built-in gain (loss)?
☐ Yes   ☒ No   If "Yes," attach statement. See instructions.

N Partner's Share of Net Unrecognized Section 704(c) Gain or (Loss)
Beginning . . . . $ _____
Ending . . . . $ _____

Part III	Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss) -5,136.	14	Self-employment earnings (loss)
		A	-5,136.
2	Net rental real estate income (loss)		
		C	32.
3	Other net rental income (loss)	15	Credits
4a	Guaranteed payments for services		
4b	Guaranteed payments for capital	16	Schedule K-3 is attached if checked . . . . . ☐
4c	Total guaranteed payments	17	Alternative minimum tax (AMT) items
5	Interest income		
6a	Ordinary dividends		
6b	Qualified dividends	18	Tax-exempt income and nondeductible expenses
6c	Dividend equivalents	C	125.
7	Royalties		
8	Net short-term capital gain (loss)		
		19	Distributions
9a	Net long-term capital gain (loss)	A	61,222.
9b	Collectibles (28%) gain (loss)		
		20	Other information
9c	Unrecaptured section 1250 gain	Z	*STMT
10	Net section 1231 gain (loss)		
11	Other income (loss)		
12	Section 179 deduction	21	Foreign taxes paid or accrued
13	Other deductions		

22 ☐ More than one activity for at-risk purposes*
23 ☐ More than one activity for passive activity purposes*

*See attached statement for additional information.

For IRS Use Only

For Paperwork Reduction Act Notice, see the Instructions for Form 1065.   www.irs.gov/Form1065   REV 05/23/25 TTBIZ   Schedule K-1 (Form 1065) 2024
BAA

Statement A—QBI Pass-through Entity Reporting

| Partnership's name: | Tax Deed Investors LLC | | Partnership's EIN: | 99-0627748 |

| Partner's name: | John Berlet | | Partner's identifying no: | 456-13-5055 |

Partner's share of:		1065, Line 22		
		☐ PTP ☐ Aggregated ☒ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to partner-specific determinations:				
	Ordinary business income (loss)	-5,136.		
	Rental income (loss)			
	Royalty income (loss)			
	Section 1231 gain (loss)			
	Other income (loss)			
	Section 179 deduction			
	Other deductions			
W-2 wages				
UBIA of qualified property				
Qualified REIT dividends				

Statement A—QBI Pass-through Entity Reporting

| Partnership's name: | | | Partnership's EIN: | |

| Partner's name: | | | Partner's identifying no: | |

Partner's share of:				
		☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to partner-specific determinations:				
	Ordinary business income (loss)			
	Rental income (loss)			
	Royalty income (loss)			
	Section 1231 gain (loss)			
	Other income (loss)			
	Section 179 deduction			
	Other deductions			
W-2 wages				
UBIA of qualified property				
Qualified REIT dividends				

651123

☐ Final K-1   ☒ Amended K-1   OMB No. 1545-0123

Schedule K-1
(Form 1065)
Department of the Treasury
Internal Revenue Service

2024

For calendar year 2024, or tax year

beginning __ / __ / 2024   ending __ / __ / __

Partner's Share of Income, Deductions, Credits, etc.

See separate instructions.

Part III	Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss) -991.	14	Self-employment earnings (loss) A -991.
2	Net rental real estate income (loss)	C	6.
3	Other net rental income (loss)	15	Credits
4a	Guaranteed payments for services		
4b	Guaranteed payments for capital	16	Schedule K-3 is attached if checked . . . . . ☐
4c	Total guaranteed payments	17	Alternative minimum tax (AMT) items
5	Interest income		
6a	Ordinary dividends		
6b	Qualified dividends	18	Tax-exempt income and nondeductible expenses
6c	Dividend equivalents	C	24.
7	Royalties		
8	Net short-term capital gain (loss)		
9a	Net long-term capital gain (loss)	19	Distributions
9b	Collectibles (28%) gain (loss)		
9c	Unrecaptured section 1250 gain	20	Other information
10	Net section 1231 gain (loss)	Z	* STMT
11	Other income (loss)		
12	Section 179 deduction	21	Foreign taxes paid or accrued
13	Other deductions		

Part I Information About the Partnership

A Partnership's employer identification number
99-0627748

B Partnership's name, address, city, state, and ZIP code
Tax Deed Investors LLC
1315 S CHURCH ST
ROCKPORT , TX 78382

C IRS center where partnership filed return: OGDEN, UT

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's SSN or TIN (Do not use TIN of a disregarded entity. See instructions.)
225-90-4454

F Name, address, city, state, and ZIP code for partner entered in E. See instructions.
Berlet Properties
PO BOX 774000
Steamboat Springs CO 80477

G ☒ General partner or LLC member-manager   ☐ Limited partner or other LLC member

H1 ☒ Domestic partner   ☐ Foreign partner

H2 ☐ If the partner is a disregarded entity (DE), enter the partner's:
TIN _____ Name _____

I1 What type of entity is this partner? PARTNERSHIP

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here . ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	11.00000 %	11.00000 %
Loss	11.00000 %	11.00000 %
Capital	11.00000 %	11.00000 %

Check if decrease is due to:
☐ Sale or ☐ Exchange of partnership interest. See instructions.

K1 Partner's share of liabilities:

	Beginning	Ending
Nonrecourse . . $		$
Qualified nonrecourse financing . . $		$
Recourse . . $		$

K2 Check this box if item K1 includes liability amounts from lower-tier partnerships ☐

K3 Check if any of the above liability is subject to guarantees or other payment obligations by the partner. See instructions . . . . . . ☐

L Partner's Capital Account Analysis

Beginning capital account . . . $ _____
Capital contributed during the year . . $ _____
Current year net income (loss) . . . $ _____
Other increase (decrease) (attach explanation) $ _____
Withdrawals and distributions . . . $ (_____)
Ending capital account . . . . $ _____

M Did the partner contribute property with a built-in gain (loss)?
☐ Yes   ☒ No   If "Yes," attach statement. See instructions.

N Partner's Share of Net Unrecognized Section 704(c) Gain or (Loss)
Beginning . . . . $ _____
Ending . . . . $ _____

22 ☐ More than one activity for at-risk purposes*
23 ☐ More than one activity for passive activity purposes*
*See attached statement for additional information.

For IRS Use Only

For Paperwork Reduction Act Notice, see the Instructions for Form 1065.   www.irs.gov/Form1065   REV 05/23/25 TTBIZ   Schedule K-1 (Form 1065) 2024
BAA

Statement A—QBI Pass-through Entity Reporting

Partnership's name:	Tax Deed Investors LLC			Partnership's EIN:	99-0627748

Partner's name:	Berlet Properties		Partner's identifying no:	225-90-4454

		1065, Line 22		
Partner's share of:		☐ PTP ☐ Aggregated ☒ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB

QBI or qualified PTP items subject to partner-specific determinations:

	Ordinary business income (loss)	-991.		
	Rental income (loss)			
	Royalty income (loss)			
	Section 1231 gain (loss)			
	Other income (loss)			
	Section 179 deduction			
	Other deductions			
W-2 wages				
UBIA of qualified property				
Qualified REIT dividends				

Statement A—QBI Pass-through Entity Reporting

Partnership's name:			Partnership's EIN:	

Partner's name:		Partner's identifying no:	

Partner's share of:		☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB

QBI or qualified PTP items subject to partner-specific determinations:

	Ordinary business income (loss)			
	Rental income (loss)			
	Royalty income (loss)			
	Section 1231 gain (loss)			
	Other income (loss)			
	Section 179 deduction			
	Other deductions			
W-2 wages				
UBIA of qualified property				
Qualified REIT dividends				

Schedule K-1
(Form 1065)

Department of the Treasury
Internal Revenue Service

2024

For calendar year 2024, or tax year

beginning __ / __ / 2024 ending __ / __ / __

Partner's Share of Income, Deductions, Credits, etc.

See separate instructions.

Part I	Information About the Partnership

A Partnership's employer identification number
99-0627748

B Partnership's name, address, city, state, and ZIP code
Tax Deed Investors LLC
1315 S CHURCH ST
ROCKPORT , TX 78382

C IRS center where partnership filed return: OGDEN, UT

D □ Check if this is a publicly traded partnership (PTP)

Part II	Information About the Partner

E Partner's SSN or TIN (Do not use TIN of a disregarded entity. See instructions.)
463-06-5081

F Name, address, city, state, and ZIP code for partner entered in E. See instructions.
Ronald Kattner
406 Tanglewood Dr
Georgetown TX 78628

G ☒ General partner or LLC member-manager   □ Limited partner or other LLC member

H1 ☒ Domestic partner   □ Foreign partner

H2 □ If the partner is a disregarded entity (DE), enter the partner's:
TIN _____ Name _____

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here . □

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	13.00000 %	13.00000 %
Loss	13.00000 %	13.00000 %
Capital	13.00000 %	13.00000 %

Check if decrease is due to:
□ Sale or □ Exchange of partnership interest. See instructions.

K1 Partner's share of liabilities:

	Beginning	Ending
Nonrecourse . . $		$
Qualified nonrecourse financing . . $		$
Recourse . . $		$

K2 Check this box if item K1 includes liability amounts from lower-tier partnerships □

K3 Check if any of the above liability is subject to guarantees or other payment obligations by the partner. See instructions . . . . . . □

L **Partner's Capital Account Analysis**

Beginning capital account . . . $ _____
Capital contributed during the year . . $ _____
Current year net income (loss) . . . $ _____
Other increase (decrease) (attach explanation) $ _____
Withdrawals and distributions . . . $ (_____)
Ending capital account . . . . . $ _____

M Did the partner contribute property with a built-in gain (loss)?
□ Yes   ☒ No   If "Yes," attach statement. See instructions.

N **Partner's Share of Net Unrecognized Section 704(c) Gain or (Loss)**
Beginning . . . . $ _____
Ending . . . . $ _____

Part III	Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss)	14	Self-employment earnings (loss)
	-1,171.	A	-1,171.
2	Net rental real estate income (loss)		
		C	8.
3	Other net rental income (loss)	15	Credits
4a	Guaranteed payments for services		
4b	Guaranteed payments for capital	16	Schedule K-3 is attached if checked . . . . . □
4c	Total guaranteed payments	17	Alternative minimum tax (AMT) items
5	Interest income		
6a	Ordinary dividends		
6b	Qualified dividends	18	Tax-exempt income and nondeductible expenses
6c	Dividend equivalents	C	28.
7	Royalties		
8	Net short-term capital gain (loss)		
		19	Distributions
9a	Net long-term capital gain (loss)		
9b	Collectibles (28%) gain (loss)		
		20	Other information
9c	Unrecaptured section 1250 gain	Z	* STMT
10	Net section 1231 gain (loss)		
11	Other income (loss)		
12	Section 179 deduction	21	Foreign taxes paid or accrued
13	Other deductions		

22 □ More than one activity for at-risk purposes*
23 □ More than one activity for passive activity purposes*

*See attached statement for additional information.

For IRS Use Only

Statement A—QBI Pass-through Entity Reporting

| Partnership's name: | Tax Deed Investors LLC | | Partnership's EIN: | 99-0627748 |

| Partner's name: | Ronald Kattner | | Partner's identifying no: | 463-06-5081 |

Partner's share of:		1065, Line 22		
		☐ PTP ☐ Aggregated ☒ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB

QBI or qualified PTP items subject to partner-specific determinations:

	Ordinary business income (loss)	-1,171.		
	Rental income (loss)			
	Royalty income (loss)			
	Section 1231 gain (loss)			
	Other income (loss)			
	Section 179 deduction			
	Other deductions			
W-2 wages				
UBIA of qualified property				
Qualified REIT dividends				

Statement A—QBI Pass-through Entity Reporting

| Partnership's name: | | | Partnership's EIN: | |

| Partner's name: | | | Partner's identifying no: | |

Partner's share of:				
		☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB

QBI or qualified PTP items subject to partner-specific determinations:

	Ordinary business income (loss)			
	Rental income (loss)			
	Royalty income (loss)			
	Section 1231 gain (loss)			
	Other income (loss)			
	Section 179 deduction			
	Other deductions			
W-2 wages				
UBIA of qualified property				
Qualified REIT dividends				

651123

☐ Final K-1   ☒ Amended K-1   OMB No. 1545-0123

Schedule K-1
(Form 1065)
Department of the Treasury
Internal Revenue Service

2024

For calendar year 2024, or tax year

beginning / / 2024   ending / /

Partner's Share of Income, Deductions, Credits, etc.

See separate instructions.

Part I	Information About the Partnership

A Partnership's employer identification number
99-0627748

B Partnership's name, address, city, state, and ZIP code
Tax Deed Investors LLC
1315 S CHURCH ST
ROCKPORT , TX 78382

C IRS center where partnership filed return: OGDEN, UT

D ☐ Check if this is a publicly traded partnership (PTP)

Part II	Information About the Partner

E Partner's SSN or TIN (Do not use TIN of a disregarded entity. See instructions.)
824-52-8455

F Name, address, city, state, and ZIP code for partner entered in E. See instructions.
Bruce Morrison
12322 Wyclif
Austin TX 78729

G ☒ General partner or LLC member-manager   ☐ Limited partner or other LLC member

H1 ☒ Domestic partner   ☐ Foreign partner

H2 ☐ If the partner is a disregarded entity (DE), enter the partner's:
TIN _____ Name _____

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here . ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	8.00000 %	8.00000 %
Loss	8.00000 %	8.00000 %
Capital	8.00000 %	8.00000 %

Check if decrease is due to:
☐ Sale or ☐ Exchange of partnership interest. See instructions.

K1 Partner's share of liabilities:

	Beginning	Ending
Nonrecourse . . $		$
Qualified nonrecourse financing . . $		$
Recourse . . $		$

K2 Check this box if item K1 includes liability amounts from lower-tier partnerships ☐

K3 Check if any of the above liability is subject to guarantees or other payment obligations by the partner. See instructions . . . . . . ☐

L Partner's Capital Account Analysis

Beginning capital account . . . $ _____
Capital contributed during the year . . $ _____
Current year net income (loss) . . . $ _____
Other increase (decrease) (attach explanation) $ _____
Withdrawals and distributions . . . $ (_____)
Ending capital account . . . . $ _____

M Did the partner contribute property with a built-in gain (loss)?
☐ Yes ☒ No If "Yes," attach statement. See instructions.

N Partner's Share of Net Unrecognized Section 704(c) Gain or (Loss)
Beginning . . . . $ _____
Ending . . . . $ _____

Part III	Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1 Ordinary business income (loss)	14 Self-employment earnings (loss)
-721.	A -721.
2 Net rental real estate income (loss)	C 5.
3 Other net rental income (loss)	15 Credits
4a Guaranteed payments for services	
4b Guaranteed payments for capital	16 Schedule K-3 is attached if checked . . . . . ☐
4c Total guaranteed payments	17 Alternative minimum tax (AMT) items
5 Interest income	
6a Ordinary dividends	
6b Qualified dividends	18 Tax-exempt income and nondeductible expenses
6c Dividend equivalents	C 18.
7 Royalties	
8 Net short-term capital gain (loss)	
9a Net long-term capital gain (loss)	19 Distributions
9b Collectibles (28%) gain (loss)	
9c Unrecaptured section 1250 gain	20 Other information
10 Net section 1231 gain (loss)	Z *STMT
11 Other income (loss)	
12 Section 179 deduction	21 Foreign taxes paid or accrued
13 Other deductions	

22 ☐ More than one activity for at-risk purposes*
23 ☐ More than one activity for passive activity purposes*

*See attached statement for additional information.

For IRS Use Only

Statement A—QBI Pass-through Entity Reporting

| Partnership's name: | Tax Deed Investors LLC | | Partnership's EIN: | 99-0627748 |

| Partner's name: | Bruce Morrison | | Partner's identifying no: | 824-52-8455 |

Partner's share of:	1065, Line 22		
	☐ PTP ☐ Aggregated ☒ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB

QBI or qualified PTP items subject to partner-specific determinations:

	Ordinary business income (loss)	-721.		
	Rental income (loss)			
	Royalty income (loss)			
	Section 1231 gain (loss)			
	Other income (loss)			
	Section 179 deduction			
	Other deductions			
W-2 wages				
UBIA of qualified property				
Qualified REIT dividends				

Statement A—QBI Pass-through Entity Reporting

| Partnership's name: | | | Partnership's EIN: | |

| Partner's name: | | | Partner's identifying no: | |

Partner's share of:			
	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB

QBI or qualified PTP items subject to partner-specific determinations:

	Ordinary business income (loss)			
	Rental income (loss)			
	Royalty income (loss)			
	Section 1231 gain (loss)			
	Other income (loss)			
	Section 179 deduction			
	Other deductions			
W-2 wages				
UBIA of qualified property				
Qualified REIT dividends				

651123

☐ Final K-1 ☒ Amended K-1 OMB No. 1545-0123

Schedule K-1 (Form 1065) 2024
Department of the Treasury
Internal Revenue Service

For calendar year 2024, or tax year

beginning / / 2024 ending / /

Partner's Share of Income, Deductions, Credits, etc.

See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
99-0627748

B Partnership's name, address, city, state, and ZIP code
Tax Deed Investors LLC
1315 S CHURCH ST
ROCKPORT , TX 78382

C IRS center where partnership filed return: OGDEN, UT

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's SSN or TIN (Do not use TIN of a disregarded entity. See instructions.)
459-98-5426

F Name, address, city, state, and ZIP code for partner entered in E. See instructions.
Wayne Caraway
100 S 5th
Fulton TX 78358

G ☒ General partner or LLC member-manager ☐ Limited partner or other LLC member

H1 ☒ Domestic partner ☐ Foreign partner

H2 ☐ If the partner is a disregarded entity (DE), enter the partner's:
TIN ______ Name ______

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	5.00000 %	5.00000 %
Loss	5.00000 %	5.00000 %
Capital	5.00000 %	5.00000 %

Check if decrease is due to:
☐ Sale or ☐ Exchange of partnership interest. See instructions.

K1 Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$	$

K2 Check this box if item K1 includes liability amounts from lower-tier partnerships ☐

K3 Check if any of the above liability is subject to guarantees or other payment obligations by the partner. See instructions ☐

L **Partner's Capital Account Analysis**

Beginning capital account $
Capital contributed during the year $
Current year net income (loss) $
Other increase (decrease) (attach explanation) $
Withdrawals and distributions $ ( )
Ending capital account $

M Did the partner contribute property with a built-in gain (loss)?
☐ **Yes** ☒ **No** If "Yes," attach statement. See instructions.

N **Partner's Share of Net Unrecognized Section 704(c) Gain or (Loss)**
Beginning $
Ending $

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss)	-450.
2	Net rental real estate income (loss)	
3	Other net rental income (loss)	
4a	Guaranteed payments for services	
4b	Guaranteed payments for capital	
4c	Total guaranteed payments	
5	Interest income	
6a	Ordinary dividends	
6b	Qualified dividends	
6c	Dividend equivalents	
7	Royalties	
8	Net short-term capital gain (loss)	
9a	Net long-term capital gain (loss)	
9b	Collectibles (28%) gain (loss)	
9c	Unrecaptured section 1250 gain	
10	Net section 1231 gain (loss)	
11	Other income (loss)	
12	Section 179 deduction	
13	Other deductions	

14	Self-employment earnings (loss)	
	A	-450.
	C	3.
15	Credits	
16	Schedule K-3 is attached if checked ☐	
17	Alternative minimum tax (AMT) items	
18	Tax-exempt income and nondeductible expenses	
	C	11.
19	Distributions	
20	Other information	
	Z	*STMT
21	Foreign taxes paid or accrued	

22 ☐ More than one activity for at-risk purposes*
23 ☐ More than one activity for passive activity purposes*

*See attached statement for additional information.

For IRS Use Only

Statement A—QBI Pass-through Entity Reporting

| Partnership's name: | Tax Deed Investors LLC | | Partnership's EIN: | 99-0627748 |

| Partner's name: | Wayne Caraway | | Partner's identifying no: | 459-98-5426 |

Partner's share of:		1065, Line 22		
		☐ PTP ☐ Aggregated ☒ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB

QBI or qualified PTP items subject to partner-specific determinations:

Ordinary business income (loss)	-450.			
Rental income (loss)				
Royalty income (loss)				
Section 1231 gain (loss)				
Other income (loss)				
Section 179 deduction				
Other deductions				
W-2 wages				
UBIA of qualified property				
Qualified REIT dividends				

Statement A—QBI Pass-through Entity Reporting

| Partnership's name: | | | Partnership's EIN: | |

| Partner's name: | | | Partner's identifying no: | |

Partner's share of:				
		☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB

QBI or qualified PTP items subject to partner-specific determinations:

Ordinary business income (loss)				
Rental income (loss)				
Royalty income (loss)				
Section 1231 gain (loss)				
Other income (loss)				
Section 179 deduction				
Other deductions				
W-2 wages				
UBIA of qualified property				
Qualified REIT dividends				

REV 05/23/25 TTBIZ

651123

Schedule K-1
(Form 1065)
Department of the Treasury
Internal Revenue Service

2024

For calendar year 2024, or tax year

beginning   /   / 2024   ending   /   /

Partner's Share of Income, Deductions, Credits, etc.
See separate instructions.

Part I	Information About the Partnership

A Partnership's employer identification number
99-0627748

B Partnership's name, address, city, state, and ZIP code
Tax Deed Investors LLC
1315 S CHURCH ST
ROCKPORT , TX 78382

C IRS center where partnership filed return: OGDEN, UT

D ☐ Check if this is a publicly traded partnership (PTP)

Part II	Information About the Partner

E Partner's SSN or TIN (Do not use TIN of a disregarded entity. See instructions.)
364-40-0066

F Name, address, city, state, and ZIP code for partner entered in E. See instructions.
Inspira Financial Trust
47928112001 FBO Bridgette Placek IRA Spring Rd #700
Oak Brook IL 60523

G ☐ General partner or LLC member-manager   ☒ Limited partner or other LLC member

H1 ☒ Domestic partner   ☐ Foreign partner

H2 ☐ If the partner is a disregarded entity (DE), enter the partner's:
TIN _____ Name _____

I1 What type of entity is this partner? NOMINEE-IRA

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here . ☒

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	5.00000 %	5.00000 %
Loss	5.00000 %	5.00000 %
Capital	5.00000 %	5.00000 %

Check if decrease is due to:
☐ Sale or ☐ Exchange of partnership interest. See instructions.

K1 Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$	$

K2 Check this box if item K1 includes liability amounts from lower-tier partnerships ☐

K3 Check if any of the above liability is subject to guarantees or other payment obligations by the partner. See instructions . . . . . . ☐

L   **Partner's Capital Account Analysis**

Beginning capital account . . . $ _____
Capital contributed during the year . . $ _____
Current year net income (loss) . . . $ _____
Other increase (decrease) (attach explanation) $ _____
Withdrawals and distributions . . . $ (_____)
Ending capital account . . . . $ _____

M Did the partner contribute property with a built-in gain (loss)?
☐ Yes   ☒ No   If "Yes," attach statement. See instructions.

N   **Partner's Share of Net Unrecognized Section 704(c) Gain or (Loss)**
Beginning . . . . $ _____
Ending . . . . $ _____

Part III	Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1 Ordinary business income (loss)   -450.

2 Net rental real estate income (loss)

3 Other net rental income (loss)

4a Guaranteed payments for services

4b Guaranteed payments for capital

4c Total guaranteed payments

5 Interest income

6a Ordinary dividends

6b Qualified dividends

6c Dividend equivalents

7 Royalties

8 Net short-term capital gain (loss)

9a Net long-term capital gain (loss)

9b Collectibles (28%) gain (loss)

9c Unrecaptured section 1250 gain

10 Net section 1231 gain (loss)

11 Other income (loss)

12 Section 179 deduction

13 Other deductions

14 Self-employment earnings (loss)

15 Credits

16 Schedule K-3 is attached if checked . . . . . ☐

17 Alternative minimum tax (AMT) items

18 Tax-exempt income and nondeductible expenses
C   11.

19 Distributions

20 Other information
Z   * STMT

21 Foreign taxes paid or accrued

22 ☐ More than one activity for at-risk purposes*

23 ☐ More than one activity for passive activity purposes*

*See attached statement for additional information.

For IRS Use Only

Statement A—QBI Pass-through Entity Reporting

Partnership's name: Tax Deed Investors LLC		**Partnership's EIN:** 99-0627748
Partner's name: Inspira Financial Trust	**Partner's identifying no:** 364-40-0066	

Partner's share of:		1065, Line 22		
		☐ PTP ☐ Aggregated ☒ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to partner-specific determinations:				
	Ordinary business income (loss)	-450.		
	Rental income (loss)			
	Royalty income (loss)			
	Section 1231 gain (loss)			
	Other income (loss)			
	Section 179 deduction			
	Other deductions			
W-2 wages				
UBIA of qualified property				
Qualified REIT dividends				

Statement A—QBI Pass-through Entity Reporting

Partnership's name:		**Partnership's EIN:**
Partner's name:	**Partner's identifying no:**	

Partner's share of:				
		☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to partner-specific determinations:				
	Ordinary business income (loss)			
	Rental income (loss)			
	Royalty income (loss)			
	Section 1231 gain (loss)			
	Other income (loss)			
	Section 179 deduction			
	Other deductions			
W-2 wages				
UBIA of qualified property				
Qualified REIT dividends				

651123

☐ Final K-1 ☒ Amended K-1 OMB No. 1545-0123

Schedule K-1 (Form 1065) 2024
Department of the Treasury
Internal Revenue Service

For calendar year 2024, or tax year
beginning / / 2024 ending / /

Partner's Share of Income, Deductions, Credits, etc.

See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
99-0627748

B Partnership's name, address, city, state, and ZIP code
Tax Deed Investors LLC
1315 S CHURCH ST
ROCKPORT , TX 78382

C IRS center where partnership filed return: OGDEN, UT

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's SSN or TIN (Do not use TIN of a disregarded entity. See instructions.)
854-53-7452

F Name, address, city, state, and ZIP code for partner entered in E. See instructions.
Salve Berlet
1315 S Church
Rockport TX 78382

G ☒ General partner or LLC member-manager ☐ Limited partner or other LLC member

H1 ☒ Domestic partner ☐ Foreign partner

H2 ☐ If the partner is a disregarded entity (DE), enter the partner's:
TIN ______ Name ______

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	1.00000 %	1.00000 %
Loss	1.00000 %	1.00000 %
Capital	1.00000 %	1.00000 %

Check if decrease is due to:
☐ Sale or ☐ Exchange of partnership interest. See instructions.

K1 Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$	$

K2 Check this box if item K1 includes liability amounts from lower-tier partnerships ☐

K3 Check if any of the above liability is subject to guarantees or other payment obligations by the partner. See instructions ☐

L **Partner's Capital Account Analysis**

Beginning capital account	$
Capital contributed during the year	$
Current year net income (loss)	$
Other increase (decrease) (attach explanation)	$
Withdrawals and distributions	$ ( )
Ending capital account	$

M Did the partner contribute property with a built-in gain (loss)?
☐ **Yes** ☒ **No** If "Yes," attach statement. See instructions.

N **Partner's Share of Net Unrecognized Section 704(c) Gain or (Loss)**
Beginning $
Ending $

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1 Ordinary business income (loss)	-90.	14 Self-employment earnings (loss)	A -90.
2 Net rental real estate income (loss)			C 1.
3 Other net rental income (loss)		15 Credits	
4a Guaranteed payments for services			
4b Guaranteed payments for capital		16 Schedule K-3 is attached if checked ☐	
4c Total guaranteed payments		17 Alternative minimum tax (AMT) items	
5 Interest income			
6a Ordinary dividends			
6b Qualified dividends		18 Tax-exempt income and nondeductible expenses	
6c Dividend equivalents			C 2.
7 Royalties			
8 Net short-term capital gain (loss)			
9a Net long-term capital gain (loss)		19 Distributions	
9b Collectibles (28%) gain (loss)			
9c Unrecaptured section 1250 gain		20 Other information	
			Z * STMT
10 Net section 1231 gain (loss)			
11 Other income (loss)			
12 Section 179 deduction		21 Foreign taxes paid or accrued	
13 Other deductions			

22 ☐ More than one activity for at-risk purposes*
23 ☐ More than one activity for passive activity purposes*
*See attached statement for additional information.

For IRS Use Only

Statement A—QBI Pass-through Entity Reporting

| Partnership's name: | Tax Deed Investors LLC | | Partnership's EIN: 99-0627748 |
| Partner's name: | Salve Berlet | Partner's identifying no: | 854-53-7452 |

Partner's share of:		1065, Line 22		
		☐ PTP ☐ Aggregated ☒ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to partner-specific determinations:				
	Ordinary business income (loss)	-90.		
	Rental income (loss)			
	Royalty income (loss)			
	Section 1231 gain (loss)			
	Other income (loss)			
	Section 179 deduction			
	Other deductions			
W-2 wages				
UBIA of qualified property				
Qualified REIT dividends				

Statement A—QBI Pass-through Entity Reporting

| Partnership's name: | | | Partnership's EIN: |
| Partner's name: | | Partner's identifying no: | |

Partner's share of:				
		☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to partner-specific determinations:				
	Ordinary business income (loss)			
	Rental income (loss)			
	Royalty income (loss)			
	Section 1231 gain (loss)			
	Other income (loss)			
	Section 179 deduction			
	Other deductions			
W-2 wages				
UBIA of qualified property				
Qualified REIT dividends				

SCHEDULE B-1
(Form 1065)
(Rev. August 2019)
Department of the Treasury
Internal Revenue Service

Information on Partners Owning 50% or More of the Partnership

▶ **Attach to Form 1065.**
▶ **Go to *www.irs.gov/Form1065* for the latest information.**

OMB No. 1545-0123

Name of partnership	**Employer identification number (EIN)**
Tax Deed Investors LLC	99-0627748

Part I **Entities Owning 50% or More of the Partnership** (Form 1065, Schedule B, Question 2a (Question 3a for 2009 through 2017))

Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, tax-exempt organization, or any foreign government that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

Part II **Individuals or Estates Owning 50% or More of the Partnership** (Form 1065, Schedule B, Question 2b (Question 3b for 2009 through 2017))

Complete columns (i) through (iv) below for any individual or estate that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Maximum Percentage Owned in Profit, Loss, or Capital
John Berlet	456-13-5055	US	57.0000

For Paperwork Reduction Act Notice, see the Instructions for Form 1065. BAA REV 05/23/25 TTBIZ **Schedule B-1 (Form 1065) (Rev. 8-2019)**

Form **8453-PE**	**E-file Declaration for Form 1065** (For return of partnership income or administrative adjustment request) **File electronically with the partnership's return or administrative adjustment request.** **(Don't file paper copies.)** **Go to www.irs.gov/Form8453PE for the latest information.**	OMB No. 1545-0123
Department of the Treasury Internal Revenue Service	For calendar year 2024, or tax year beginning , 2024, and ending , 20 .	2024

Name of partnership	Employer identification number
Tax Deed Investors LLC	99-0627748

Part I — Form 1065 Information (whole dollars only)

1	Gross receipts or sales less returns and allowances (Form 1065, line 1c)	1	58.
2	Gross profit (Form 1065, line 3)	2	58.
3	Ordinary business income (loss) (Form 1065, line 23)	3	-9,009.
4	Net rental real estate income (loss) (Form 1065, Schedule K, line 2)	4	
5	Other net rental income (loss) (Form 1065, Schedule K, line 3c)	5	

Part II — Declaration of Partner or Member or Partnership Representative (see instructions)
Be sure to keep a copy of the partnership's Return of Partnership Income or AAR.

I declare under penalties of perjury:
1a. If this Form 1065 is transmitted as part of a return of partnership income, I'm a partner or member of the above partnership.
  b. If this Form 1065 is transmitted as part of an administrative adjustment request (AAR), I'm the partnership representative (PR).
2. The information I've given my electronic return originator (ERO), transmitter, and/or intermediate service provider (ISP) and the amounts in Part I above agree with the amounts on the corresponding lines of the partnership's Form 1065.
3. To the best of my knowledge and belief, the partnership's corresponding return or AAR is true, correct, and complete.
4. I consent to my ERO, transmitter, and/or ISP sending the partnership's return or AAR, this declaration, and accompanying forms, schedules and statements to the IRS.
5. I consent to the IRS sending my ERO, transmitter, and/or ISP an acknowledgment of receipt of transmission and an indication of whether or not the partnership's return or AAR is accepted and, if rejected, the reason(s) for the rejection.
6. If the processing of the partnership's return or AAR is delayed, I authorize the IRS to disclose to my ERO, transmitter, and/or ISP the reason(s) for the delay.

Sign Here

Signature of partner or member or PR	04/12/2025 Date	GENERAL PARTNER Title

Part III — Declaration of Electronic Return Originator (ERO) and Paid Preparer (see instructions)

I declare that I've reviewed the above partnership's return or AAR and that the entries on Form 8453-PE are complete and correct to the best of my knowledge. If I'm only a collector, I'm not responsible for reviewing the return or AAR and only declare that this form accurately reflects the data on the return or AAR. The partner or member or PR will have signed this form before I submit the return or AAR. I'll give the partner or member or PR a copy of all forms and information to be filed with the IRS, and I've followed all other requirements in **Pub. 3112**, IRS *e-file* Application and Participation, and **Pub. 4163**, Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns. If I'm also the Paid Preparer, under penalties of perjury, I declare that I've examined the above partnership's return or AAR and accompanying forms, schedules, and statements, and to the best of my knowledge and belief, they are true, correct, and complete. This Paid Preparer declaration is based on all information of which I've any knowledge.

ERO's Use Only

ERO's signature		Date	Check if also paid preparer ☐	Check if self-employed ☐	ERO's SSN or PTIN
Firm's name (or yours if self-employed), address, and ZIP code				EIN	
				Phone no.	

Under penalties of perjury, I declare that I've examined the above partnership's return or AAR and accompanying forms, schedules, and statements, and to the best of my knowledge and belief, they are true, correct, and complete. This declaration is based on all information of which I've any knowledge.

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check if self-employed ☐	PTIN
Firm's name			Firm's EIN	
Firm's address			Phone no.	

For Privacy Act and Paperwork Reduction Act Notice, see instructions.
BAA

REV 05/23/25 TTBIZ   Form **8453-PE** (2024)

QuickZoom to Other Copy ______

Partnership Special Allocation Information
(See tax help for more detail)

Note: Special allocation codes for QBI items below will default to codes used for similar item classes for regular tax purposes. To change the default behavior, you may select a different option on the Partnership Information Worksheet. . . . . ► ______

- [X] Copy special allocation codes for items that are specially allocated on Schedule K (default).
- [ ] Remove default special allocations and allocate items according to profit, loss, or ownership % (based on selection made on the Partnership Information Worksheet).
- [ ] Remove default special allocations and leave these items blank on K-1 Stmt A (manual entry).

Partnership's Name: Tax Deed Investors LLC   Partnership's EIN: 99-0627748

		1065, Line 22 [ ] PTP [ ] Aggregated [X] SSTB	[ ] PTP [ ] Aggregated [ ] SSTB	[ ] PTP [ ] Aggregated [ ] SSTB
Partner's share of: QBI or qualified PTP items subject to shareholder-specific determinations:				
Special **A**llocation	**S A**			
Ordinary business inc (loss) .		-9,009.		
Rental income (loss)				
Royalty income (loss)				
Section 1231 gain (loss) . . .				
Other income (loss)				
Section 179 deduction				
Other deductions				
W-2 wages				
UBIA of qualified property . . .				
** See tax help for W2 wage or UBIA Special Allocations*				
Qualified REIT dividends				

Partnership's Name: ______________________ Partnership's EIN: ______________

	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB

Partner's share of:
QBI or qualified PTP items subject to shareholder-specific determinations:

Special **A**llocation	**S A**			
Ordinary business inc (loss) .	____	____	____	____
Rental income (loss)	____	____	____	____
Royalty income (loss)	____	____	____	____
Section 1231 gain (loss) . . .	____	____	____	____
Other income (loss)	____	____	____	____
Section 179 deduction	____	____	____	____
Other deductions	____	____	____	____
W-2 wages	____	____	____	____
UBIA of qualified property . . .	____	____	____	____
** See tax help for W2 wage or UBIA Special Allocations*				
Qualified REIT dividends	____	____		

199A Worksheet by Activity   2024

Keep for your records

Partnership's name	Partnership's EIN
Tax Deed Investors LLC	99-0627748

Note: See 199A Summary for Special Allocation information
QuickZoom to 199A Summary . . . . ► _____

Aggregation Code: ____

Trade or Business: 1065, Line 22
EIN: 99-0627748

Is this activity a qualified trade/business? . . . . [X] Yes [ ] No
Specified Service Trade or Business? . . . . [X] Yes [ ] No

QBI or qualified PTP items subject to partner-specific determinations:

1 a Ordinary business income (loss) . . . . **1 a**		-9,009.	
b Adjustments . . . . **b**			
c Adjusted ordinary business income (loss) . . . . **1 c**			-9,009.
2 a Rental income (loss) . . . . **2 a**			
b Adjustments . . . . **b**			
c Adjusted rental income (loss) . . . . **2 c**			
3 a Royalty income (loss) . . . . **3 a**			
b Adjustments . . . . **b**			
c Adjusted royalty income (loss) . . . . **3 c**			
4 a Section 1231 gain (loss) . . . . **4 a**			
b Adjustments . . . . **b**			
c Adjusted section 1231 gain (loss) . . . . **4 c**			
5 Other income (loss) **5**			
6 a Section 179 deduction . . . . **6 a**			
b Adjustments . . . . **b**			
c Adjusted section 179 deduction . . . . **6 c**			
7 Other deductions **7**			
8 a W-2 wages . . . . **8 a**			
b Adjustments . . . . **b**			
c Adjusted W-2 Wages . . . . **8 c**			
9 a UBIA of qualified property . . . . **9 a**			
b Adjustments . . . . **b**			
c Adjusted UBIA of qualified property . . . . **9 c**			

Section 179 Carryover Detail for this Activity

	Section 179 Regular Tax	Section 179 QBI
Tentative Section 179 deduction from current year assets		
Part I: Prior Year Carryovers by Year and Category		
A Before 2018		0.
B 2018		
C 2019		
D 2020		
E 2021		
F 2022		
G 2023		
Total prior year carryovers to this year		

Part II: 179 Deduction Allowed by Year and Category	Section 179 Regular Tax	Section 179 QBI
Total 179 deduction allowed for this activity in current year		
A Amount allowed from 2024		
B Amount allowed from before 2018		
C Amount allowed from 2018		
D Amount allowed from 2019		
E Amount allowed from 2020		
F Amount allowed from 2021		
G Amount allowed from 2022		
H Amount allowed from 2023		

Part III: Total Carryforward to 2025 by Year and Category	Section 179 Regular Tax	Section 179 QBI
A Carryforward from 2024		
B Carryforward from before 2018		
C Carryforward from 2018		
D Carryforward from 2019		
E Carryforward from 2020		
F Carryforward from 2021		
G Carryforward from 2022		
H Carryforward from 2023		
Total carryforward to next year		

Additional Information From 2024 Federal Partnership Tax Return

Form 1065: Partnership Tax Return
Line 21, Other Deductions   **Continuation Statement**

Description	Amount
ACCOUNTING	464.
BANK CHARGES	415.
DUES AND SUBSCRIPTIONS	295.
INSURANCE	150.
LEGAL AND PROFESSIONAL	6,190.
MEALS (50%)	219.
SUPPLIES	419.
TRAVEL	413.
UTILITIES	23.
CONSULTANCY FEE	447.
VEHICLE-FUEL	11.
Total	9,046.